SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 2, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


Annual and Extraordinary Shareholders' Meeting 2015
TIM PARTICIPAÇÕES
Management Proposal
4G
TIMP3
NOVO
MERCADO
BM&FBOVESPA
TIM
Você, sem fronteiras.

TIM PARTICIPAÇÕES S.A.

Management Proposal

Annual and Extraordinary Shareholders Meeting 2015

SUMMARY

01 – Notice to the Shareholders' provided for the Section 133 of the Brazilian Law No. 6,404/1976

NOTICE TO THE SHAREHOLDERS

TIM PARTICIPAÇÕES S.A.
Publicly-held Company

CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

The Shareholders may find at their disposal, in the Company's headquarters, located at Avenida das Américas, Nr. 3.434, Building 1, 7th floor – Part, Barra da Tijuca, in the City and State of Rio de Janeiro, as well as in the websites: www.tim.com.br/ri, www.cvm.gov.br and www.bmfbovespa.com.br, the documents provided for in the Section 133 of the Brazilian Law Nr. 6,404/1976, related to the fiscal year dated as of December 31st, 2014.

Rio de Janeiro (RJ), March 12th, 2015.

ROGERIO TOSTES LIMA
Investor Relations Officer

02 – Call Notice

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

CALL NOTICE – ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETING

The Shareholders of TIM Participações S.A. ("Company") are called upon, as set forth in the Section 124 of the Brazilian Law Nr. 6,404/1976, to attend the Company's Annual and Extraordinary Shareholders' Meeting to be held on April 14th, 2015, at 11am, at the Company's head office, located at Avenida das Américas, Nr. 3,434, 1st Building, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

On Annual Shareholders` Meeting:

(1) To resolve on the management's report and the financial statements of the Company, dated as of December 31st, 2014; **(2)** To resolve on the management's proposal for the allocation of the results related to the fiscal year of 2014 and distribution of dividends by the Company; **(3)** To resolve on the composition of the Company's Board of Directors and to elect its regular members; **(4)** To resolve on the composition of the Fiscal Council of the Company and to elect its regular and alternate members; and **(5)** To resolve on the proposed compensation for the Company's Administrators and the members of the Fiscal Council of the Company, for the year of 2015.

On Extraordinary Shareholders` Meeting:

(1) To resolve on the proposed extension of the Cooperation and Support Agreement, to be entered into by and among Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda., on the other, with the Company as intervening party.

General Instructions:

1. All the documents and information pertinent to the subjects to be analyzed and resolved on at the Shareholders' Meeting are at the shareholders' disposal at the Company's head office, as well as in the websites www.tim.com.br/ri, www.cvm.gov.br and www.bmfbovespa.com.br.

2. The Shareholder interested in exercising its voting right in this Shareholder's Meeting may do it through the website www.tim.com.br/ri..

3. . In accordance with Section 4 of CVM Instruction 481/09 and for purposes of CVM Instruction 165/91, as amended by CVM Instruction 282/98, it is informed that the minimum percentage of participation in the Company's voting capital to request the adoption of the multiple voting process in the election of the Board of Directors is of five percent (5%). It shall be noted the legal period of 48 hours before the Shareholder's Meeting to request the adoption of the multiple voting process, in accordance with the first paragraph of Section 141 of Law Nr. 6,404/76.

4. The shareholders or their qualified representatives shall observe, for participation in the Shareholders' Meeting called upon herein, the provisions set forth in the Section 126 of the Brazilian Law Nr. 6,404/1976 and the sole paragraph of the Section 12 of the Company's By-Laws. Accordingly, the shareholders to be represented at the Shareholders' Meeting shall deposit at the Company's headquarter the respective documentation which support such shareholders' representation, including the power of attorney and/or articles of incorporation and corporate acts related to the appointment, as the case may be, and the representative's identification document, in up to two (02) business days prior to the Shareholders' Meeting. Within the same term, the holders of book entry shares or shares held in custody shall deposit copies of the identity card and the respective share statement issued at least five (05) business days prior to the Shareholders' Meeting. The documentation mentioned herein shall be forwarded to the following address: TIM Participações S.A., Investor Relations Officer, Mr. Rogério Tostes Lima, Avenida das Américas, Nr. 3,434, 1st Building, 6th floor, Zip Code: 22.640-102, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), March 12th, 2015.

Franco Bertone
Chairman of the Board of Directors

03 – Management's report and Consolidated Financial Statements of the Company, dated as of December 31st, 2014 and Item 10 from the Reference Form

TIM PARTICIPAÇÕES S.A.

MANAGEMENT REPORT, FINANCIAL STATEMENTS AND THE OPINION OF INDEPENDENT AUDITOR AND STATUTORY AUDIT COMMITTEE, FOR THE YEAR OF 2014

Shareholders,

In compliance with the Circular Letter CVM/SEP/N°02/2015, and as set forth in the CVM Instruction N. 481/09, TIM Participações S.A. inform that the Management Report, the Financial Statements, the Opinions of the Independent Auditor and Statutory Audit Committee and the DFP Form, for the year of 2013, are available on the site of Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission), and on the site of Investors Relations of the Company, on the links above:

www.cvm.gov.br/

www.tim.com.br/ri
http://ri.tim.com.br/listresultados.aspx?idCanal=usPUDXX4etyeFNairm36PA==

Rio de Janeiro, March 12, 2015

Franco Bertone
President of the Board of Directors

10. Comments by the officers

10.1. The officers should comment on:

a. *general financial and equity conditions*

In 2014 the company maintained an excellent financial and equity position, having a level of indebtedness (Net Debt/EBITDA) of only 0.23 times, with a net debt of R$1,274 million. The company's cash remained stable, ending the year at R$5,233 million, while its gross debt reached the amount of R$6,507 million. In addition to a strong cash position, the company's EBITDA grew by 6.4%, reaching R$5,538 million.

It is worth mentioning that the Company's debt is concentrated in long-term contracts (80% of the total amount), mainly distributed in contracts with the BNDES and the European Investment Bank. In addition, approximately 35% of the total debt is denominated in foreign currency (US$), 100% hedged in local currency. In 2014, the average cost of the debt was 9.48% in comparison to 7.9% in 2013. As for the average yield, it reached 10.88% in 2014, against 8.08% in 2013.

Accompanied by a strong cash position, the company also has stable liquidity ratios, showing full capacity to meet its short and long-term obligations. Regarding liquidity ratios (Overall Liquidity and Current Liquidity), the company reported: Overall liquidity ((Current+Long-term Assets)/(Current+Noncurrent Liabilities)), for the years 2012, 2013, and 2014 of 2.13, 2.08, and 1.88, respectively; and Current liquidity (Current Assets/Current Liabilities), of 1.35, 1.33, and 1.22, respectively.

As for the debt profile, the company has been maintaining a stable concentration of its short-term obligations, reporting, in the years 2012, 2013, and 2014, current to total liabilities minus shareholders' equity ratio of 60%, 59%, and 53%, respectively. These percentages are fully acceptable in view of the comfortable liquidity position of the company.

Given the foregoing, the officers understand that the Company has sufficient financial and equity conditions to meet its growth strategy and to satisfy its short and long-term obligations.

b. *capital structure and possibility of redemption of shares or membership interest units, indicating:*

The company has low rates of third-party capital ((Current Liabilities+Noncurrent Liabilities)/Shareholders' Equity)) in its structure, for the years 2012, 2013, and 2014 the percentage was, respectively, 81.7%, 88.8%, and 92,8% of the shareholders' equity.

The officers understand that the Company's current capital structure has conservative leverage levels. At the end of 2014, the Company's shareholders' equity was R$15,322 million and its net debt was R$1,274 million. Additionally, the Company is able to generate sufficient cash to meet its obligations, and is not necessarily relying on third-party capital.

i. redemption cases

There is no possibility of redemption of shares, except for those provided in the Stock Corporations Act (Lei das Sociedades por Ações).

ii. formula to calculate the redemption amount

Not applicable.

c. *ability to pay in relation to the financial commitments undertaken*

Management believes that it has sufficient liquidity and capital resources to cover the investments, operating expenses, and debts. The Company's current working capital is sufficient for current requirements. Its resources from cash and also third-party loans are sufficient to meet the financing of its activities. The Company believes that it has the capacity to obtain new loans to finance investments in opportunities that may appear in the segment.

In 2012, the EBITDA amounted to R$5,010 million, while financial expenses in the same period amounted to R$644 million, and the gross debt at the end of the period was R$4,279 million. Thus, the level of coverage of financial expenses, which measures the ability to pay financial expenses in relation to the EBITDA, was 0.128 times and the level of debt coverage, which measures the level of gross debt in relation to the EBITDA, was 0.85 times.

In 2013, the EBITDA was R$5,207 million, while financial expenses in the same period were R$750 million, and the gross debt at the end of the period was R$4,867 million. Thus, the level of coverage of financial expenses, which measures the ability to pay financial expenses in relation to the EBITDA, was 0.144 times and the level of debt coverage, which measures the level of gross debt in relation to the EBITDA, was 0.93 times.

In 2014, EBITDA was R$5,538 million, while financial expenses in the same period were R$997 million, and the gross debt at the end of the period was R$6,507 million. Thus, the level of coverage of financial expenses, which measures the ability to pay financial expenses in relation to the EBITDA, was 0.188 times and the level of debt coverage, which measures the level of gross debt in relation to the EBITDA, was 1.17 times.

d. sources of financing used for working capital and for investment in noncurrent assets

The main source of financing is the generation of operating cash flow, supplemented by short-term credit facilities with local and international banks, and long-term financing from domestic and international development agencies such as BNDES, BNB, and EIB.

e. sources of financing for working capital and for investment in noncurrent assets to be used to cover liquidity deficiencies

To cover possible future liquidity deficiencies, we intend to use the generation of operating cash flow, renegotiation of debt maturing in the short term, and new financing.

f. debt levels and characteristics of such debts, including

At the end of 2014, we presented a debt level of 0.425 times (Financial Debt/Shareholders' Equity). The following are the features of our loans and financing that we consider relevant:

					Consolidated	
Description	**Currency**	**Charges**	**Maturity**	**Guarantees**	**2014**	**2013**
BNDES	URTJLP	TJLP to TJLP + 3.62% p.a.	Jul/17 to Jul/22	Endorsement by TIM Part. and receivables from TIM Celular	2,522,781	1,934,995
BNDES	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	Endorsement by TIM Part. and receivables from TIM Celular	92,939	116,298
BNDES	UM143	SELIC + 2.52% p.a.	Jul/22	Endorsement by TIM Part. and receivables from TIM Celular	913,208	-
BNDES (PIS)	R$	2.50% to 4.50% p.a.	Jul/18 to Jan/21	Endorsement by TIM Part. and receivables from TIM Celular	386,420	334,890
BNB	R$	10.00% p.a.	Jan/16	Bank Guarantee and Endorsement	11,966	23,012

				by TIM Part.		
Banco do Brasil (CCB)	R$	106.50% of the CDI	Feb/15 to Dec/15	-	413,458	481,447
Banco BNP Paribas	USD	Libor 6M + 2.53% p.a.	Dec/17	Endorsement by TIM Part.	190,841	224,395
European Investment Bank (EIB)	USD	Libor 6M + 0.57% to 1.32% p.a.	Sep/16 to Feb/20	Bank Guarantee and Endorsement by TIM Part.	1,264,463	1,115,324
Bank of America (Res. 4131)	USD	Libor 3M + 1.35% p.a.	Sep/16	-	318,387	280,822
KFW	USD	Libor 6M + 1.35%	Apr/19	Endorsement by TIM Part.	266,509	-
JP Morgan (Res. 4131)	USD	1.73% p.a.	Sep/15	-	133,448	117,704
Cisco Capital	USD	1.80%	Sep/18 to Nov/19	-	239,999	117,769
Total:					**6,754,419**	**4,746,656**
Current					(1,281,55)	(966,658)
Noncurrent:					5,472,865	3,779,998

The Parent Company TIM Participações does not have loans nor financing on December 31, 2014.

The foreign currency loan obtained from Banco BNP Paribas and the financing obtained by TIM Celular from BNDES, both for the expansion of the mobile network, have restrictive clauses which dispose for compliance with certain financial indices, calculated every six months. The subsidiary, TIM Celular, has been meeting the financial indices determined.

In December, 2011 and July, 2012 the subsidiary TIM Celular signed 2 loan agreements with the European Investment Bank (EIB) in the amount of EUR 100 million each, to a total of EUR 200 million. Despite the contracted line being in Euros, the terms of the agreement allowed, at the time of disbursement of funds, the Company to choose funding in Euros, Dollars, or Reais. The Company chose to use the Dollar as its disbursement currency. In August, 2012 TIM Celular disbursed R$248 million, equivalent to EUR 100 million, maturing in August, 2019. In February, 2013, TIM Celular disbursed R$136 million, equivalent to EUR 50 million, maturing in February, 2020. For such disbursements, swap transactions were executed simultaneously with the loans in order to protect from interest rate and exchange rate variation risks until the maturity of the debt. The remaining amount of EUR 50 million, from the credit facility obtained with the European Investment Bank (EIB), was canceled in November, 2013.

In December 2012, TIM Celular contracted an increase of the total credit limit from R$1,510 million to R$3,674 million from BNDES. Of the total amount of R$2,164 million from the credit limit expansion, R$,983 million is earmarked to finance the investments by TIM Celular and R$181 million to finance investments by Intelig Telecommunications for the years 2012 and 2013. Still in December 2012, TIM Celular made the first release of this line in the amount of R$1,000 million in a term of seven years, of which i) R$867 million at a cost of TJLP + 3.32% and ii) R$133 million relating to the funding line PIS (Program for Investment Support). This program has subsidized interest rates (2.5% p.a.) compared to lines of credit available in the market and even when compared to the rates offered by BNDES, in other transactions with similar goals and deadlines.

In April 2013, Intelig Telecom made the first release from BNDES of R$90 million, of which i) R$80 million at a cost of TJLP + 3.32% and ii) R$10 million relating to the PIS funding line (Program for Investment Support).

In May 2013, TIM Celular acquired release from BNDES of R$200 million at a cost of TJLP + 3.32%.

In June 2013, Intelig Telecom obtained a release from BNDES of R$40 million for a total period of 7 years, including i) R$35.5 million at a cost of TJLP + 3.32% and ii) R$4.5 million relating to the PIS funding line (Program for Investment Support).

In December 2013, TIM Celular obtained another release from BNDES of R$82 million for a total period of 7 years, including i) R$58 million at a cost of TJLP + 3.32%, ii) R$15 million at a cost of 2.5% p.a. and iii) R$9 million at a cost of TJLP.

In January, 2014 TIM Celular obtained a release from BNDES, still in this line, in the amount of R$122 million for a total period of 7 years, including i) R$92.6 million at a cost of TJLP + 3.32%; ii) R$16 million at a cost of 2.5% p.a. (PIS) and iii) R$13.4 million at a cost of TJLP.

In February, 2014 TIM Celular obtained the last release of this line from BNDES in the amount of R$93 million for a total period of 7 years at a cost of TJLP + 3.32%.

In December, 2013 TIM Celular contracted from BNDES a new line of funding in the amount of R$5,700 million, which will be used to finance investments in networks and information technology in the years 2014, 2015, and 2016. The total amount contracted from BNDES is divided as follows: i) R$2,402 million at a cost of TJLP +2.52% and total period of 8 years; ii) 2,636 million at a cost of SELIC + 2.52% and total period of 8 years; iii) R$428 million at a cost of 3.50% p.a. and total period of 7 years (relating to the PIS funding line); iv) R$189 million at a cost of TJLP+1,42% and total period of 8 years; and v) R$45 million at a cost of TJLP and total period of 8 years.

In April, 2014 TIM Celular obtained the first release of this line in the amount of R$1,749 million, including i) R$770 million at a cost of TJLP + 2.52%; ii) R$845.5 million at a cost of SELIC + 2.52%; iii) R$4.5 million at a cost of TJLP and; iv) R$129 million at a fixed cost of 3.5% p.a. (PIS).

In December, 2014 TIM Celular obtained a new release from BNDES relating to the agreement signed in December, 2013 in the amount of R$12 million at a cost of TJLP and total period of 8 years.

Transactions involving the PIS funding line fall within the scope of the IAS 20 – Government Subsidies and Assistance. Therefore, using the effective interest method defined in IAS 39 – Financial Instruments, Recognition, and Measurement, the following considerations were made: a comparison was made between i) the total amount of debt calculated based on rates established by contract and ii) the total amount of debt calculated based on average rates prevailing in the marked (fair value). The corresponding balance on December 31, 2014 for the subsidy granted by BNDES for the entirety of the PIS lines is approximately R$92 million. This amount is registered under the group "Other Liabilities" under "Government Grants" and the deferral is made according to the useful life of the asset being financed and appropriated in the result of the group "Other Subsidy Income".

In September 2013, the TIM Celular subsidiary liquidated all of its foreign currency debt with JP Morgan in the amount of USD 100 million, equivalent to R$220 million. In parallel, the Company entered into a new debt with JP Morgan in the amount of USD 50 million, equivalent to R$110 million, at a cost of 1.73% p.a., maturing in September 2015.

In September 2013, the TIM Celular subsidiary liquidated all of its foreign currency debt with Bank of America in the amount of USD 119.8 million, equivalent to R$269 million. Simultaneously, the Company entered into a new debt in the same amount of USD 119.8 million, equivalent to R$275 million, at a cost of LIBOR 3M + 1,35% p.a., maturing in September 2016.

In September 2013, the TIM Celular subsidiary hired a financing from Cisco Systems Capital in the amount of R$113 million, equivalent to USD 50 million, at a cost of 1.80% p.a., maturing in September 2018. The cost of this operation after contracting the Swap was 93.8% CDI.

In April, 2014, TIM Celular signed a credit facility with Banco KFW, in the amount of USD 100 million. In September, 2014, TIM Celular requested the full disbursement of the line, scheduling the inflow of resources for October 20. The cost of this operation after contracting the Swap was 102.5% CDI for a total period of 4.5 years.

In October, 2014 the TIM Celular subsidiary contracted a new funding from Cisco Systems Capital in the amount of R$119 million, equivalent to USD 50 million, at the cost of 1.80% p.a. The operation was disbursed in November and has a total period of 5 years. The cost after contracting the Swap was 91.9% CDI.

For the operations above, contracted from JP Morgan, Bank of America, Cisco Systems Capital, and KFW, there was a simultaneous contracting of swap operations to protect the Company from the risk of interest rate and exchange rate fluctuation, until the maturity of their respective debts.

In September and December, 2014 the Company signed additives to existing Bank Credit Certificates with Banco do Brasil in the amount of R$150 million each (totaling R$300 million), extending the maturities occurring in September and December for one more year. The new maturities of operations are, therefore, September and December, 2015. There was no change in the cost of the operations, which stood at 106.5% CDI.

The TIM Celular subsidiary has swap transactions in order to fully protect from the risks of devaluation of the Real against the U.S. dollar. However, it does not apply "hedge accounting".

Loans and financing at December 31, 2014 with long-term maturing obey the following scaling:

	Consolidated
2016	1,652,800
2017	921,464
2018	805,425
2019	1,013,914
2020 onwards	1,079,262
	5,472,865

On December 31, 2014, the Company had an obligation to semi-annually meet the following financial ratios, which behave as restrictive clauses of the loans mentioned on item **F**.

a) Capitalization Index (PL/AT): equal or superior to 0.35;
b) EBITDA/ Net Financial Expenses: equal or superior to 3.50;
c) Total Financial Debt / EBITDA: equal or inferior to 3.00;
d) Short Term Net Financial Debt / EBITDA: equal or inferior to 0.35 .
e) Net Debt / EBITDA: equal or inferior to 2.50;
f) EBITDA / Net Financial Expenses[1]: equal or superior to 2.25;
g) EBITDA/*"Debt Service"*: equal or superior to 1.30;

[1]Net Financial Expenses considering only financial revenues and expenses directly related to loans, such as interest over mutual, interest on capital, interest over financial applications, monetary adjustments, net exchange variation over loans and hedge.

The Company has been comfortably meeting the defined financial ratios.

a. Sale, acquisition, merger, demerger or any other act that impacts or might impact changes in the current corporate structure of the Company, except those within the same economic group, and
b. Disposals and exchanges of assets by the Company and its subsidiaries.

g. limits for using contracted financing operations

We have a balance not yet used and/or released of approximately R$3,939 million relating to contracted financing agreements.

h. significant changes to each item of the financial statements

Our Consolidated Financial Statements

We have prepared our consolidated financial statements under the accounting practices adopted in Brazil and IFRS as issued by IASB, and our individual financial statements according to BR GAAP. The accounting practices adopted in Brazil comprise the Brazilian corporate law, the rules and regulations of

the Securities and Exchange Commission and pronouncements, guidelines and interpretations issued by CPC and approved by Securities and Exchange Commission and CFC. We have reviewed our financial statements to ensure that they represent the information related to the economic conditions of our business environment.

Description of Major Lines of the Statement of Income

Gross Revenue from Services

Represents the revenue from the providing of telecommunications services, among which are included the services of subscription and usage (voice revenues) and VAS (data revenues).

Gross Revenue from Products

Represents the revenue from the sales of mobile devices, accessories and others.

Taxes and discounts on total revenue

Represents the expenses incurred by taxes, fees, contributions and discounts on telecommunications services and sale of products.

Net Revenue from Services

Represents the revenue from the providing of telecommunications services deducting taxes and discounts.

Net Revenue from Products

Represents the revenue from the sale of mobile devices, accessories, among others, deducting taxes and discounts.

Operating Expenses

Represent the costs incurred by maintenance, operation and other activities directly related to service revenue production and product sales activities, and consumption of products and / or services to produce and sell products and/or services, as well as managing the Company, financing its operations and performing other related activities.

Net Financial Results

Represents the balance between the remuneration of capital obtained from financial operations and expenses incurred by payment of loans and financing obtained from third parties.

Earnings Before Interest

Represents Net Income of the Company before provision under Income Tax and Social Contribution basis on profits for the period, calculated as the accrual basis of accounting, as well as on the additions of temporary differences between accounting income and taxable income.

Net Income

Represents net operating income of financial income and expenses, and income tax and social contribution. Represents the calculation of revenue after costs and expenses of operating, depreciation and amortization, interest, taxes and other expenses.

Net margin

Represents the margin of the Net Income to total net revenue of the Company.

The consolidated statement of income results for the fiscal year ended on December 31, 2014 compared to the consolidated results for the fiscal year ended on December 31, 2013

The table below shows the figures for the consolidated statements of income results for the fiscal years ended on December 31, 2014 and 2013.

Description	2014	2013	YoY%
Gross Revenues	29,004,503	29,661,753	-2.2%
Gross Revenues Telecommunications Services	24,533,183	25,065,214	-2.1%
Telecommunications Services - Mobile	23,632,023	23,993,427	-1.5%
Usage and Monthly fee	11,007,035	11,309,804	-2.7%
Value added services - VAS	6,616,020	5,353,653	23.6%
Long distance	3,094,139	3,332,965	-7.2%
Interconnection	2,630,661	3,760,751	-30.0%
Others	284,168	236,254	20.3%
Telecommunications Services - Fixed	901,160	1,071,787	-15.9%
Gross Revenues Handset sales	4,471,320	4,596,539	-2.7%
Discounts and deductions on Gross Revenues	(9,506,338)	(9,740,463)	-2.4%
Taxes and discounts on services	(8,208,176)	(8,364,155)	-1.9%
Taxes and discounts on handset sales	(1,298,162)	(1,376,308)	-5.7%
Net Revenues	19,498,165	19,965,200	-2.3%
Net Revenues on Services	16,325,007	16,744,969	-2.5%
Net Revenues on Products	3,173,159	3,220,232	-1.5%
Operating Expenses	(13,959,897)	(14,714,546)	-5.1%
Personnel expenses	(962,875)	(831,876)	15.7%
Selling & marketing expenses	(3,990,778)	(3,937,899)	1.3%
Network & interconnection	(4,317,732)	(5,312,301)	-18.7%
General & administrative	(670,078)	(624,725)	7.3%
Cost Of Goods Sold	(3,340,449)	(3,350,841)	-0.3%
Bad Debt	(248,576)	(240,051)	3.6%
Other operational revenues (expenses)	(429,408)	(416,853)	3.0%
EBITDA	5,538,268	5,206,744	6.4%
EBITDA Margin	28.4%	26.1%	8.7%
Adjusted EBITDA	5,538,268	5,237,399	5.7%
Adjusted EBITDA Margin	28.4%	26.2%	8.3%
Depreciation & amortization	(3,052,579)	(2,767,871)	10.3%
Depreciation	(1,672,857)	(1,502,498)	11.3%
Amortization	(1,379,722)	(1,265,374)	9.0%
EBIT	2,485,689	2,438,873	1.9%
EBIT Margin	12.7%	12.2%	4.1%
Net Financial Results	(292,772)	(302,720)	-3.3%
Financial expenses	(997,294)	(749,700)	33.0%
Net exchange variance	2,104	(4,410)	-147.7%
Financial income	702,417	451,391	55.6%
Income before taxes	2,192,917	2,136,153	2.7%
Income tax and social contribution	(646,499)	(630,539)	2.5%
Net Income	1,546,418	1,505,614	2.7%
Adjusted Net Income	1,546,418	1,525,845	1.3%

Gross Revenue

In 2014, the total gross revenue reached R$29,004 million, a decrease of 2.2% compared to 2013. The gross revenue from services decreased 2.1% compared to the previous year, reaching R$24,533 million in 2013. The gross revenue from products amounted to R$4,471 million, a decrease of 2.7%.

Gross Revenue from Telecommunications

Our gross revenue from services decreased R$532 million, or -2.1%, going from R$25,065 million for the fiscal year ended on December 31, 2013, to R$24,533 million for the fiscal year ended on December 31, 2014.

Mobile Services and Other Revenues. Our revenue for mobile services and other revenues decreased by R$361,4 million, or -1,5%, going from R$23,993 million for the fiscal year ended on December 31, 2013, to R$23,632 million for the fiscal year ended on December 31, 2014 due to:

Subscriptions and Usage. Our revenue for subscriptions and usage decreased by -2.7%, amounting to R$11,007 million for the fiscal year ended on December 31, 2014, compared to R$11,309 million for the fiscal year ended on December 31, 2013. This decrease is mainly explained by the reduction of outbound traffic e increased replacement, by clients, of voice services for data-related services.

VAS – Value Added Services. Our VAS revenues registered a growth of 23.6% or R$1,262 million, from R$5,354 million for the fiscal year ended on December 31, 2013 to R$6,646 million for the fiscal year ended on December 31, 2014. This growth is due primarily to subscriptions to new data plans, such as *Controle WhatsApp* and the success of new VAS offers.

Long Distance. Our revenue for long distance decreased by -7.2%, going from R$3,333 million for the fiscal year ended on December 31, 2013 to R$3,094 million for the fiscal year ended on December 31, 2014. This result is explained by clients migrating from long distance services to data-related technologies.

Interconnection. Our revenue for interconnection decreased by -30.0%, going from R$3,791 million for the fiscal year ended on December 31, 2013 to R$2,631 million for the fiscal year ended on December 31, 2014. This decrease can be explained by the MTR cut during the year and by the reduction of incoming SMS revenue.

Fixed Services. Our revenue for fixed services decreased by -15.9%, going from R$1,072 million for the fiscal year ended on December 31, 2013 to R$901 million for the fiscal year ended on December 31, 2014. This reduction is explained by the corporate restructuring of the business.

Gross Revenue from Products

The gross revenue from products amounted to R$4,471 million, a decrease of -2.7% compared to 2013. This decrease is due to the lower number of handsets sold during the year (11.9 million units in 2014 against 12.5 million in 2013).

Taxes and discounts on total revenue

Our taxes and discounts on total revenue decreased by -2.4%, going from R$9,740 million for the fiscal year ended on December 31, 2013 to R$9,506 million for the fiscal year ended on December 31, 2014. This decrease is due primarily to a decline in total revenue.

Operating Costs and Expenses

Total operating costs and expenses decreased by -5.1% in the year, amounting to R$13,960 million in 2014.

Personnel cost: Personnel expenses amounted to R$963 million in 2014, an increase of 15.7% compared to the same period last year, largely due to the increase in the number of employees.

Commercialization: Sales and marketing expenses amounted to R$3,991 million, 1.3% higher when

compared to the same period last year. Due to increased spending on commissioning and leasing, resulting from an increase in the amount own stores (from 163 at the end of 2013 to 173 own stores at the end of 2014).

Network and Interconnection: reached R$4,318 million in 2014, a decrease of -18.7% when compared to the previous year. The performance of this line is still highly affected by the MTR cut and by the reduction of voice and off-net SMS traffic, as well as a reduction in the cost of leased lines.

General and administrative: amounted to R$670 million in 2014, growing 7.3% compared to last year. This increase was mainly due to expenses with legal advisory services related to the sale process of towers.

Cost of products sold: Our cost of products sold was R$3,340 million, representing a decrease of -0.3% for the fiscal year ended on December 31, 2014, over R$3,351 million incurred for the fiscal year ended on December 31, 2013. This stable performance is due to a better mix of handsets, concentrated on smartphones and tablets, which compensated for the smaller volume of mobile phones sold (-4.5% YoY).

Allowance for doubtful accounts: increased by approximately 3.6% due primarily to a more difficult macroeconomic scenario, with the number of indebted households still at high levels, and an increase in consumer default compared to 2013, in addition to the increase on the postpaid customer base.

Other operating revenues (expenses): reached R$429 million in 2014, an increase of R$8.5 million compared to the previous year.

Main changes in balance sheet accounts

Consolidated Balance Sheet on December 31, 2014 compared to the consolidated balance sheet on December 31, 2013

Description	2014	VA%	2013	VA%	2014-2013 Var
Assets	**32,695,111**		**28,138,167**		**16.2%**
Current Assets	**11,174,415**	**34.2%**	**10,740,804**	**38.2%**	**4.0%**
Cash and cash equivalents	5,232,992	16.0%	5,287,642	18.8%	-1.0%
Short-term investments	-	0.0%		0.0%	
Accounts receivable	3,537,417	10.8%	3,513,029	12.5%	0.7%
Inventories	264,033	0.8%	296,829	1.1%	-11.0%
Indirect recoverable Taxes	1,285,143	3.9%	913,215	3.2%	40.7%
Direct recoverable Taxes	357,482	1.1%	370,626	1.3%	-3.5%
Prepaid expenses	266,264	0.8%	206,354	0.7%	29.0%
Derivative contracts	47,541	0.1%	11,969	0.0%	297.2%
Leasing	1,525	0.0%		0.0%	
Other assets	182,018	0.6%	141,140	0.5%	29.0%
Non Current	**21,520,696**	**65.8%**	**17,397,362**	**61.8%**	**23.7%**
Non Current Assets	**3,283,133**	**10.0%**	**2,753,940**	**9.8%**	**19.2%**
Long-term investments	41,149	0.1%	28,681	0.1%	43.5%
Accounts receivable	29,886	0.1%	35,959	0.1%	-16.9%
Indirect recoverable Taxes	574,490	1.8%	536,757	1.9%	7.0%
Direct recoverable Taxes	23,346	0.1%	22,537	0.1%	3.6%
Deferred income and social contribution taxes	889,064	2.7%	1,064,721	3.8%	-16.5%
Judicial deposits	986,017	3.0%	720,261	2.6%	36.9%
Prepaid expenses	70,587	0.2%	96,906	0.3%	-27.2%
Derivative contracts	463,157	1.4%	234,894	0.8%	97.2%
Leasing	193,511	0.6%		0.0%	
Other assets	11,926	0.0%	13,224	0.0%	-9.8%
Permanent Assets	**18,237,563**	**55.8%**	**14,643,422**	**52.0%**	**24.5%**
Investments	-				
Property, plant and equipment	8,914,929	27.3%	8,207,242	29.2%	8.6%
Intangibles	9,322,634	28.5%	6,436,181	22.9%	44.8%

Description	2014	VA%	2013	VA%	2014-2013 Var
Liabilities	**32,695,111**		**28,138,167**		**16.2%**
Current Liabilities	**9,123,256**	**27.9%**	**8,048,103**	**28.6%**	**13.4%**
Loans and financing	1,281,554	3.9%	966,658	3.4%	32.6%
Derivative contracts	67,044	0.2%	44,418	0.2%	50.9%
Leasing	3,642	0.0%	9,557	0.0%	-61.9%
Suppliers	5,402,204	16.5%	5,255,337	18.7%	2.8%
Salaries and related charges	208,629	0.6%	170,556	0.6%	22.3%
Indirect taxes, charges and contributions	645,896	2.0%	580,625	2.1%	11.2%
Direct taxes, charges and contributions	162,311	0.5%	115,103	0.4%	41.0%
Dividends payable	421,002	1.3%	396,879	1.4%	6.1%
Athorizations payable	493,169	1.5%	77,216	0.3%	538.7%
Other liabilities	437,807	1.3%	431,753	1.5%	1.4%
Non Current Liabilities	**8,249,821**	**25.2%**	**5,495,424**	**19.5%**	**50.1%**
Loans and financing	5,472,865	16.7%	3,779,998	13.4%	44.8%
Derivative contracts	-	0.0%		0.0%	
Leasing	326,027	1.0%	313,113	1.1%	4.1%
Authorizations to pay	879,012	2.7%	-		
Indirect taxes, charges and contributions	94	0.0%	86	0.0%	8.7%
Direct taxes, charges and contributions	229,027	0.7%	226,668	0.8%	1.0%
Deferred income and social contribution taxes	481,173	1.5%	337,770	1.2%	42.5%
Provision for contingencies	406,509	1.2%	372,075	1.3%	9.3%
Pension plan	645	0.0%	1,084	0.0%	-40.5%
Asset retirement obligations	286,275	0.9%	299,813	1.1%	-4.5%
Other liabilities	168,195	0.5%	164,818	0.6%	2.0%
Shareholders' Equity	**15,322,034**	**46.9%**	**14,594,640**	**51.9%**	**5.0%**
Capital	9,866,298	30.2%	9,839,770	35.0%	0.3%
Capital reserves	1,344,470	4.1%	1,217,640	4.3%	10.4%
Special reserves	-	0.0%	-		
Income reserves	4,114,635	12.6%	3,540,599	12.6%	16.2%
Accumulated losses	-		-		
Stocks in treasury	(3,369)	0.0%	(3,369)	0.0%	0.0%
Net Income for the period	-		-		

Current Assets

Current assets were R$11,174 million on December 31, 2014 compared to R$10,741 million on December 31, 2013. This represents an increase of 4.0%, or R$434 million. As a percentage of total assets, current assets represented 34.2% on December 31, 2014, and represented 38.2% on December 31, 2013.

The main variations in current assets refer to the increase in recoverable indirect taxes and contributions .

Noncurrent Assets

Noncurrent assets amounted to R$21,521 million on December 31, 2014 and R$17,397 million on December 31, 2013, representing an increase of 23.7%, or R$4,123 million. As a percentage of total assets, noncurrent assets increased to 65.8% on December 31, 2014 compared to a percentage of 61.8% on December 31, 2013.

This increase was due to an increase in fixed and intangible assets accounts, evidencing compliance with the company's investment guidance aimed at improving the quality of the network and due to the acquisition of a new frequency band of 700MHz for LTE technology operation (4G).

Current Liabilities

Current liabilities were R$9,123 million on December 31, 2014 compared to R$8,048 million in December 31, 2013. This represents an increase of 13.4% or R$1,075 million. As a percentage of total liabilities and equity, current liabilities increased to 27.9% on December 31, 2014 compare to a percentage of 28.6% on December 31, 2013.

The main variations in current liabilities in the period were as follows:

Increase in loans and financing and increase in the amounts of authorizations payable, arising from the aforementioned acquisition of the frequency band for 4G operation at 700MHz.

Noncurrent Liabilities

The noncurrent liabilities were R$8,250 million on December 31, 2014, compared to a balance of R$5,495 million on December 31, 2013. This represents an increase of 50.1% or R$2,754 million. As a percentage of total liabilities and equity, noncurrent liabilities increased to 25.2% on December 31, 2014 compared to a percentage of 19.5% on December 31, 2013. The main impact can be verified in loans and financing account and in the authorizations payable account.

Shareholder's Equity

The Shareholder's Equity amounted to R$15,322 million on December 31, 2014 compared to a balance of R$14,595 million on December 31, 2013, representing an increase of R$727 million. This increase is primarily related to an increase in the balance of the profit reserves account.

Fiscal years ended on December 31, 2013 and December 31, 2012

	2014	2013	2014-2013 Var
Operatig activities			
Income before income tax and social contribution	2,192,917	2,136,153	2.7%
Adjustments to reconcile income with cash from operating activities:			
Depreciation and amortization	3,052,579	2,767,870	10.3%
Income from equity accounting (Note 16)	-	-	
Residual value of property, plant and equipment and intangible assets written off	15.659	11.889	31.7%
Interest on liabilities from future asset retirement	7.915	4.144	91.0%
Constitution of provision for legall and administrative proceedings	264.338	287.174	-8.0%
Monetary adjustment of deposits judicials and administrative and judicial proceedings	-6.211	-5.942	4.5%
Monetary adjustment of dividends	10.957	7.564	44.9%
Interest, monetary and exchange variations of borrowings and other financial adjustments	747.989	482.015	55.2%
Leasing interest payable (Note 36)	43.904	14.869	195.3%
Leasing interest receivable (Note 35)	-32.085	-	
Allowance for doubtful accounts (Note 8)	248.576	240.051	3.6%
Call options (Note 29)	5.687	4.244	34.0%
	6,552,225	5,950,031	10.1%
Decrease (increase) in operating assets			
Accounts receivable	-204.173	-3.909	5123.2%
Taxes and contributions recoverable	-375.939	-355.737	5.7%
Inventories	32.796	-27.684	-218.5%
Prepaid expenses	-33.591	-28.851	16.4%
Dividends received	-	-	
Judicial deposits	-232.952	134.096	-273.7%
Other assets	-33.233	-41.068	-19.1%
Increase (decrease) in operating liabilities			
Labor obligations	38.074	37.273	2.1%
Suppliers	12.623	895.908	-98.6%
Taxes, fees and contributions payable	-225.866	-644.194	-64.9%
Authorizations payable	1,294,640	-292.366	-542.8%
Payment of legal and administrative proceedings	-256.497	-253.489	1.2%
Other liabilities	-127.043	-100.508	26.4%
Net cash from operating activities	6,441,064	5,269,502	22.2%
Investment activities			
Financial assets stated at fair value through profit or loss	-12.468	-6.037	106.5%
Additions to property, plant and equipment and intangible assets	(6,829,436)	(3,557,767)	92.0%
Liabilities from future asset retirement	-21.453	-3.139	583.4%
Net cash from (used in) investment activities	(6,863,357)	(3,566,943)	92.4%
Financing activities			
Increase in capital stock – share issue	26.199	-	
New borrowings	2,302,691	1,109,757	107.5%
Repayment of borrowings	-984.342	(1,260,914)	-99.9%
Payment of financial leasing	-17.586	-1.913	819.3%
Reimbursement to shareholders – combination of TIM Fiber RJ S.A. shares	-46	-31	48.4%
Derivative transactions	-123.375	42.513	-390.2%
Dividends paid	-835.898	-734.908	13.7%
Repayment of dividends	-	799	
Net cash from (used in) financing activities	367.643	-844.697	-143.5%
Increase (decrease) in cash and cash equivalents	-54.65	857.862	-106.4%
Cash and cash equivalents at the beginning of the year	5,287,642	4,429,780	19.4%
Cash and cash equivalents at the end of the year	5,232,992	5,287,642	-1.0%

Operating activities

The net cash generated from operating activities was R$6,441 million for the fiscal year ended on December 31, 2014 compared to R$5,270 million for the fiscal year ended on December 31, 2013. This represents an increase in cash generation of 22.2% or R$1,172 million.

The cash flow generated by our invoicing is mainly applied in our main line of business. Cash flow from operations also partially finances CAPEX, as shown in item "Investment Activities" below. Additionally, the cash flow from operations is used to purchase inventory, pay employees, pay taxes and fees, amortization of loans and profit distribution.

Investment Activities

The net cash used in investing activities was R$6,863 million for the fiscal year ended on December 31, 2014, compared to R$3,567 million for the fiscal year ended on December 31, 2013, an increase of 92.4% due to greater investments made during the year.

Investment Activities

The net cash used by financing activities was R$368 million for the fiscal year ended on December 31, 2014. Cash generation was made possible by funding made by the Company during the year.

10.2. **The officers should comment on:**

a. results of operations of the issuer, in particular:

i. description of any major revenue components

The Company generates revenues in local currency from the use of telecommunication services in mobile, land lines, long distance and ultra-broadband, plus value-added services (which also include data transmission). Another important component of the revenue is the use of network or interconnection revenue, from the amount charged from other carriers for traffic terminating on the Company network. The handsets revenue also integrates the group of income related to the sale of handsets and mini-modems for internet connection.

Revenue from usage tends to follow the growth of the customer base, the volume of use and the rate charged for this service. The component of network usage follows volume of incoming traffic on the network and interconnection rate charged. This revenue has shown a declining trend in recent quarters due to higher concentration of intra-network traffic, following the market trend and tariff reduction, by ANATEL, charged among other carriers (MTR). The handset revenues of the Company registered a stable result, compared to last year, with the Company maintaining its policy of selling devices with nearly zero subsidies and at affordable prices through installments via credit card, enabling good internet browsing experience. Revenues from land line services again presented decrease, still reflecting the plan to recast the Company's land line services.

Below we present the table with the breakdown of the main lines of revenue for the periods for the years 2014, 2013, and 2012:

Description	2014	2013	YoY%	2012	YoY%
Gross Revenues	29,004,503	29,661,753	-2.2%	27,755,813	6.9%
Gross Revenues Telecommunications Services	24,533,183	25,065,214	-2.1%	24,350,086	2.9%
Telecommunications Services - Mobile	23,632,023	23,993,427	-1.5%	22,879,828	4.9%
Usage and Monthly fee	11,007,035	11,309,804	-2.7%	11,086,671	2.0%
Value added services - VAS	6,616,020	5,353,653	23.6%	4,404,832	21.5%
Long distance	3,094,139	3,332,985	-7.2%	3,217,921	3.6%
Interconnection	2,630,661	3,760,751	-30.0%	3,969,138	-5.3%
Others	284,168	236,254	20.3%	201,264	17.4%
Telecommunications Services - Fixed	901,160	1,071,787	-15.9%	1,470,259	-27.1%
Gross Revenues Handset sales	4,471,320	4,596,539	-2.7%	3,405,726	35.0%
Discounts and deductions on Gross Revenues	(9,506,338)	(9,740,463)	-2.4%	(8,991,865)	8.3%
Taxes and discounts on services	(8,208,176)	(8,364,155)	-1.9%	(7,930,128)	5.5%
Taxes and discounts on handset sales	(1,298,162)	(1,376,308)	-5.7%	(1,061,738)	29.6%
Net Revenues	19,498,165	19,965,200	-2.3%	18,763,947	6.4%
Net Revenues on Services	16,325,007	16,744,969	-2.5%	16,419,958	2.0%
Net Revenues on Products	3,173,159	3,220,232	-1.5%	2,343,989	37.4%

ii. factors that have materially affected the operating results

Economic environment

In 2012, the world economy continued to suffer with the fiscal crises in the U.S. and Europe though more moderately, in the Eurozone large scale recession fears continued worrying while in the U.S. the expansion was positive but insufficient to lead unemployment rate and inflation to acceptable levels by FED, the Central Bank of the United States. In Brazil, GDP growth in 2012 was only 0.9%, the lowest in 3 years, the main reason for the poor performance was the sharp reduction in domestic consumption, caused by the downturn in the credit market driven by higher household indebtedness and greater default, and the lack of private sector investment even with government incentives.

In 2013, the United States managed to show higher levels of recovery. The GDP grew by 2.2% and the unemployment rate returned to levels seen just before the crisis of 2008, around 7%. In Brazil, the year 2013 was characterized by multivariate data, more negative than positive. The positive point to be noted is the incredibly low unemployment rate of 5.4%, the lowest annual average since 2003. On the

downside, the highlights are the below average GDP, at 2.5% and the return of inflation growth of 5.91%. As a policy to combat increased inflation, the Central Bank had to revise its policy of reducing the SELIC rate, elevating it to 10.0% at the end of 2013.

In 2014, the United States economy showed an expansion in growth, with a GDP growth of 2.4% in the year, the fifth consecutive year of growth since the two years of recession due to the financial crisis of 2008. Given this economic recovery, the FED ended its program (Quantitative Easing) released post-crisis to stimulate the economy.

For Brazil, 2014 was a year full of important events. The year was marked by the World Cup in the country, which reduced the country's economic activity during the event due to holidays in host cities on match days. Another important event during the year was the presidential election, which was the fiercest in recent years.

In the economic field the year was more challenging than the previous year, even with the GDP growing less than 0.3%, inflation reached 6.41%, at the top of the top limit of the BC target (6.5%) pressured, mainly, by energy costs, which ended the year with an increase of 17.06%, heavily impacted by the water crisis that hit the country during the year.

In relation to the dollar, the Federal government has been maintaining a series of measures to curb the rise of the dollar, which increased 13.0% in the year, driven mainly by the end of the FED's stimulus program and the fear of increased interest rates in the United States. Thus, the BC reaffirmed that it will maintain its program of foreign exchange market activities, offering dollars to the market on a daily basis. In addition, the government maintained measures that were taken in the past year, such as the increase in IOF for transactions with pre-paid debit cards, the main method of payment used by Brazilian tourists abroad.

The trade balance ended the year with an accumulated deficit of US$ 3.93 billion in 2014. This was the first deficit since the year 2000 and the worst result since 1998. This poor performance is due to three main factors: i) general decline in commodity prices, especially iron ore; ii) general economic crisis in Argentina, one of the main importers of Brazilian products; iii) high fuel imports despite having reduced compared to the previous year still accounting for a good share of imports.

Telecommunications segment

In 2012 the Brazilian market grew 8.1% going from a penetration rate of 123.9% in 2011 to 130.4% in 2012, remaining as the fifth largest in the world. The total amount of lines reached 261.8 million.

In 2013 the telecommunication industry in Brazil had a more modest growth compared to previous years of strong growth. The mobile market reached a total of 271.1 million accesses, an annual growth of 3.6% accounting to 9.3 million new lines in 2013, according to ANATEL. The penetration rate reached 134.4%.

In 2014, the Brazilian telecommunications segment showed its resiliency. Even in a more difficult economic scenario, the segment grew by 3.6%, reaching 280.7 million accesses, totaling 9.6 million new lines. The penetration rate reached 138.0%, according to ANATEL.

As in the previous year, most of the growth can be verified in the postpaid segment, which reached 67.8 million lines (13.9% YoY), while the prepaid segment reached 212.9 million lines (0.6% YoY), unlike what had been happening in previous years, when the prepaid segment led the additions.

The change in the mix of additions is related to greater income distribution, the decrease in cost of telecommunications services due to strong competition, and strategies from other companies in the industry to focus on this segment (postpaid).

According to data published by ANATEL in 2013, the land line sector showed a slight increase of 0.5% when compared to the previous year, ending the period with 45.1 million accesses, representing a penetration rate of approximately 22.2 lines per 100 households.

Particularities of the segment

Mobile telecom in Brazil is characterized by being a sector considered private where prices and tariffs are regulated by the market. ANATEL operates as an agency that regulates all sectors of telecommunications in Brazil, with a mission to "promote the development of telecommunications in the country in order to give it a modern and efficient telecommunication infrastructure capable of providing nationwide adequate, diversified and fairly priced services throughout Brazil".

In the competitive environment, the Brazilian mobile segment presents itself as one of the most competitive in the world, being one of the few to have four competitors with a nationwide presence and market share from 18% to 28%. The strong movement of market competition implies greater pressure on margins on account of commercial advertising and publicity expenses, commissions and allowances.

The need for intensive capital is also one of the main characteristics of the telecommunications industry. In order to support the increase in network traffic over the years, large investments in technology and infrastructure are needed to ensure scale and quality of services.

Cost Model

On July 4, 2014, ANATEL published Resolution No. 639, establishing MTR, TU-RL, and EILD reference values, ending in 2019 for mobile and landline rates and until 2020 for EILD. On July 7, 2014 Acts 6,210, 6,211, and 6,212 were published, establishing the amounts to be charged beginning in 2016.

With the adoption of the Cost Model, MTR decreases for Authorizing Companies are expected, between 40% and 45% in the first year, and approximately 47% for each of the following years, in Region I; for Region II, a decrease of 35% in the first year followed by declines of approximately 48% in the following years; and for Region III, the decrease in the first year ranges from 24% to 30%, and approximately 39% in the following years.

TU-RL, applicable to Concession Holders, will have reductions of 63% to 72% in the first years, from 21% to 50% in the second and third years, followed by 18% to 50% in the last year, depending on the region.

Finally, for EILD, there is a need for reevaluation every 4 years, and predictions of decline for this service can reach 71%. The Agency also increased regulated speeds above 2 Mbps, including 8, 16, and 34 Mbps."

Frequency Spectrum

The Company has licenses for SMP services in the frequency ranges of 450 MHz, 800 MHz, 900 MHz, 1.8 GHz and 1.9/2.1 GHz and 2.5 GHz, and 700 MHz, allowing it to provide mobile communication services in 2G, 3G, and 4G technologies throughout the country.

On September 30, 2014, TIM Celular participated in a 700MHz band bid for the expansion of 4th Generation LTE mobile technology, finishing as the winner of Lot 2, composed of (10 + 10) MHz. The license is valid for a period of 15 years, renewable for another 15 years. The price of our winning bid for the band was R$1,947 million (1% premium above the minimum price of R$1,927 million). The bid also includes the reimbursement obligation for clearing frequencies owned by television broadcasters, which will be divided among the winning bidders. The amount was adjusted from R$904 million to R$1,199 million, due to the fact that two lots did not receive proposals. This amount will be paid in four installments: 30% in April, 2015, 30% in January, 2016, 30% in January, 2017, and 10% in January, 2018 and will be adjusted by the IGP-DI as detailed in the Bidding Instructions, for the SPE (Special Purpose Entity) to be formed by winning companies, television broadcasters, and by the government until March, 2015.

The additional payment of R$295 million to the SPE, however, should have its public price discounted to the present value, according to the Bidding Instruction. In this case, the adjustment for the nationwide lots would be R$268 million, resulting in a final price of R$1,678 million for the public price to be paid by the Company. As the methodology adopted by the Agency differs from ours, the minimum price was recalculated and the final price was set at R$1,740 million. Due to this difference, all bid winners filed administrative appeals with ANATEL. The appeals were denied and TIM will request that the court suspend the payment of R$61 million (currently accounted for as debt), considered undue.

TIM Celular, after disbursing R$1,678 million to the Agency, signed the Authorization Instrument on December 5, 2014, published in the Official Gazette on December 8, 2014.

In June 2012, ANATEL promoted the bidding of 450 MHz and 2500 MHz bands, in order to introduce the so-called fourth generation technology in Brazil (4G) to serve, until April 30, 2013, the host cities of the Confederations Cup – Belo Horizonte, Fortaleza, Rio de Janeiro, Recife, Salvador and Brasília, as well as to prepare to host the World Cup, in 2014 and the Olympic Games in 2016, in addition to developing coverage in rural areas.

If there was a company that was interested just in 450 MHz national scope band (Lot 1), the lots of 2500 MHz would be bid separately. However, before the inexistence of companies interested just in 450 MHz band, this band was bid along with the lots of 2500 MHz bands. As a result, the winner of each lot took part of the 2500 MHz national scope band and the 450 MHz in specific places, divided into the 4 (four) major SMP Brazilian operators (TIM, Vivo, Claro and Oi), which together form the Brazilian territory.

Claro won Lot 2, acquiring the 2510 to 2530 MHz and the 2630 to 2650 MHz national scope sub bands and the 450 MHz band for an amount higher than R$844 million in the states of Acre, Amazonas, Amapá, Bahia, Maranhão, Pará, Rondônia, Roraima, Tocantins and metropolitan region and coast of the state of São Paulo.

Vivo won Lot 3, acquiring the 2550 to 2570 MHz and the 2670 to 2690 MHz national scope sub bands and the 450 MHz band for an amount higher than R$1.0 billion in the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernanbuco, Piauí, Rio Grande do Norte, Sergipe and the interior of São Paulo.

TIM won Lot 4, acquiring the 2530 to 2540 MHz, the 2650 to 2660 MHz national scope sub bands, and the 450 MHz band for an amount of R$340 million in the states of Espírito Santo, Paraná, Rio de Janeiro and Santa Catarina (the 450 MHz band was acquired along with Intelig).

Finally, OI won Lot 5, acquiring the 2540 to 2550 MHz and the 2660 to 2670 MHz national scope sub bands and the 450 MHz band for an amount higher than R$330 million in the states of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and Distrito Federal.

The Terms of Authorization were signed in October 2012. The first commitment of coverage due in April 2013, which covers the host cities of the Confederation Cup, met the deadline. The coverage solution was developed based on a RAN sharing agreement with OI, which has a complementary band besides TIM's. The agreement foresees the access network sharing, preserving the individual autonomy of each service provider and the activation of both lots of radiofrequency owned by each operator.

The authorizations that stipulate the license for the use of radiofrequency to provide SMP are in force for an undetermined period. They have the following dates of expiry, with the possibility of a one-time renewal for over 15 years. In case of renewal, this must be confirmed each 2 years and the percentage figure of 2% over the net income of the first year shall be paid to the Granting Power every two years. This payment takes into consideration only the net income of the region covered by the license that had been renewed.

Operating Results

Customer Base

In 2014 the Brazilian mobile market reached 280.7 million lines, representing an annual growth of 3.6% and a penetration rate of 138.0%, compared to 134.4% at the end of 2013. The growth of the mobile market continued to be supported: i) by the machine-to-machine segment (M2M), ii) by the growing demand for data services, especially in smart/webphones and iii) migration of prepaid to postpaid.

In 2014, *the Brazilian mobile market recorded* 9.6 million net additions, an acceleration of +3.2% versus the record of 2013 (9.3 million).

The total subscriber base of the Company ended 2014 with 75.7 million lines, 3.1% higher than 4Q13; representing a market share of 27.0%.

The postpaid customer base reached 12.5 million users, an increase of 1.8% YoY, versus 14.6% in 4Q13.

In the prepaid segment, the total amount of users reached 63.2 million, an increase of 3.4% YoY – heavily leveraged by the *Infinity Pré* Plan, which reached 60.4 million users (95.5% of this segment's base).

Network & Quality

TIM's mobile phone structure network is based on GSM technology. TIM has a national reach of approximately 95% of the urban population, the largest GSM coverage in Brazil, present in 3.4 thousand cities. TIM also has extensive data coverage throughout the country, with 100% GPRS, it also has a sophisticated network of Third Generation (3G) approximately 79% of urban population in Brazil. As for 4G TIM currently serves 35.6% of the urban population of the country.

TIM performed significant investments throughout the year, R$3.7 billion only in infrastructure in 2014 to expand coverage and capacity, following the growth of voice and data traffic.

The Company maintained the internal network quality monitoring program started in 2009, based on sample measurements performed on the roads of the major metropolitan areas of the country. The program tracks the performance of TIM's network and also the other mobile carriers, and it is used to make fine adjustments and provide network quality improvement.

It's also important to highlight the changes in the regulation of SMP quality, initiated in March 2012, changed how data is collected, increasing its granularity, requiring greater efforts for its coverage. Thus, TIM, submitted to ANATEL's approval a National Action Plan for Improvement of SMP Provision, providing a significant increase in investments to improve quality during the triennium 2013-2015, totaling more than R$10.7 billion; of this total more than 90% will go to network infrastructure. In the context of adaptation to the new regulations, TIM has already achieved a significant improvement in meeting the new targets.

MOU (average monthly minutes per user)

In 2014, MOU reached 136 minutes, which represents a decrease of 8.1% in comparison with the previous year. This performance is due to the reduction of outbound traffic, which shows an increasing tendency of clients exchanging voice services for new data-related technologies.

b. variations of revenues due to price changes, exchange rates, inflation, volume changes and the introduction of new products and services

The Company's revenue is basically composed of local currency; therefore, it is not affected by possible currency variations. It is directly affected by changes in the customer base, volume of use variation and changes in prices due to new price plan, product launches or introduction of promotions. The Company may adjust its prices to the public provided that they are within the limit approved by ANATEL, the maximum value is subject to an annual readjustment, based on the inflation. Despite price readjustments being allowed by ANATEL, in many cases, the strong competition in this sector has caused reduction of prices, affected by promotions involving intra-network minutes.

The total net revenue of 2014 was R$19,498 million (a decline of 2.1% compared to 2013), while net revenues from services amounted to R$16,325 million (2.3% less than 2013), impacted mainly by the reduction of interconnection revenues. The net revenue of handsets amounted to R$3,173 million in the same period, a decline of 1.5% compared to the same period in the previous year, reflecting a smaller number of handsets sold in the year.

Revenues from VAS services represented 28% of the gross revenue of services, totaling R$6,616 million, an increase of 23.6% YoY. The Value Added Services had a constant presence in Company releases to the market.

The Company has a strong commitment to innovation. We were pioneers in the launch of many products, such as the introduction of MMS and Blackberry in Brazil. We believe that some of our mobile plans, such as Liberty (unlimited use) and Infinity (pay per call concept), changed the mobile market in Brazil, in line with our strategy of stimulating voice traffic, long distance calls, and accelerating the process of change from fixed to mobile (migration of traffic originating in landlines to the source in

mobile numbers). Our growth in the mobile market does not create revenue cannibalization, as we do not have business in the fixed market.

c. impact of inflation, of variation of prices of the main inputs and products, of the exchange rate and interest rate on the issuer's operating income and financial result

Inflation: Possible increases of inflation rates could result in costs to the Company and consequently the reduction of margin. In the case of strong inflation scenario, the government could adopt a more austere monetary policy, such as the increase of interest rates, reducing credit supply and increasing the cost of credit, consequently affecting our clients of telecommunication services.

Interest Rates: The Company's financial expenses are affected by fluctuations in interest rates, such as the TJLP (Long Term Interest Rate) used by BNDES and CDIs (Interbank Deposit Certificates). The Company keeps its financial resources invested mainly in CDIs, which substantially reduces the risk. In 2012, the Company presented the total amount of resources of R$4,431 million and a gross debt of R$4,279 million with a net debt of R$951 million and a level of debt in relation to EBITDA of -0.03x.

In 2013, the Company presented the total amount of resources of R$5,288 million and a gross debt of R$4,867 million with a net debt of R$1,009 million and a level of debt in relation to EBITDA of -0.08x.

In 2014, the Company presented the total amount of resources of R$5,233 million and a gross debt of R$6,507 million with a net debt of R$1,352 million and a level of debt in relation to EBITDA of 0.23x.

Currency: By the end of 2012, approximately 22% of the debt had currency exposure. To protect itself from currency fluctuations, the Company keeps its hedge policy at 100% of exposure through swap rate agreements.

In 2013, the debt exchange exposure increased to 37%. To protect itself from currency fluctuations, the Company keeps its hedge policy at 100% of exposure through swap rate agreements.

In 2014, the debt exchange exposure decreased to 35%. To protect itself from currency fluctuations, the Company keeps its hedge policy at 100% of exposure through swap rate agreements.

Furthermore, the Company purchases part of network equipment and mobile phones from global suppliers, which are priced in US Dollar. The depreciation of Brazilian Real in relation to the US Dollar could result in a relative increase of product acquisition prices.

10.3. **The officers should comment on the relevant effects that the events below have caused, or are expected to cause, in the financial statements of the issuer and its results:**

a. introduction or disposal of operating segment

With the purchase of Atimus in 2011, we started to have the following lines of business in our subsidiaries

TIM

- ✓ Mobile telephony
- ✓ Mobile broadband
- ✓ Landline telephony
- ✓ Long Distance

Intelig

- ✓ Landline telephony
- ✓ Landline broadband
- ✓ Wholesale
- ✓ Long Distance

Tim Fiber RJ and TIM Fiber SP

- ✓ Landline Broadband
- ✓ Wholesale

The Group's strategy is focused on maximizing the consolidated results of TIM Participações. This strategy includes optimizing the operations of each of the Group's companies , as well as taking advantage of the synergy between these entities. Despite having various activities, the decision makers understand that the Group represents only one business segment and does not include specific strategies focused only in one line of service. All decisions related to strategic planning, finance, purchasing, investments, and the application of resources are made in a consolidated basis. The objective is to always maximize the consolidated result obtained by the exploration of the SMP, STFC, and SCM licenses.

b. constitution, acquisition or disposal of shareholding

Acquisition of TIM Fiber RJ and TIM Fiber SP

The wholly-owned subsidiary TIM Celular signed, with Companhia Brasiliana de Energia and with AES Elpa S.A. (AES Brasil Group companies), a contract aimed at purchasing shares in Eletropaulo Telecomunicações Ltda. (100%) and in AES Communications Rio de Janeiro S.A. (98,3%). The contract was signed on July 8, 2011. On October 31, 2011, after the meeting of the preceding contractual conditions and other conditions external to the agreement (such as the approval of the acquisitions by regulatory agencies) the operation to purchase the shares of Companhia Brasiliana de Energia and AES Elpa S.A was concluded. The amounts disbursed were R$1,074.179 and R$447,471 respectively. Still during the fiscal year of 2011, Eletropaulo Telecomunicações Ltda. changed its corporate name to TIM Fiber SP Ltda, and AES Communications Rio de Janeiro S.A. changed its corporate name to TIM Fiber RJ S.A.

After the acquisition of shares in AES Communications Rio de Janeiro S.A., TIM Celular extended to the

minority shareholders of AES Communications Rio de Janeiro S.A., the offer of its shares, for the same amount offered to the old Company's Controlling Shareholder. By the end of the offer on February 27, 2012, TIM Celular had acquired an additional share of 1.4% in the entity.

On July 18, 2012, at an Extraordinary General Meeting (EGM), the shareholders of TIM Fiber RJ approved the reverse split of the subsidiary's shares in the proportion of 50.000 ordinary shares to 1 share of the same type. As a result of this process, TIM Celular became the holder of the entire capital of TIM Fiber RJ. The fractional shares resulting from this reverse split were canceled, the values of such fractions available to the respective shareholders for a period of 3 years counting from the date of publication of the minutes of EGM. The reimbursement of these fractions shall occur in accordance with the proportions held by each shareholder immediately before the reverse share split.

On August 29, 2012 TIM Fiber RJ and TIM Fiber SP waivered their grant of SCM to ANATEL. In the same day, were held (i) the Meeting of Members of TIM Fiber SP and (ii) the General Meetings of TIM Fiber RJ and TIM Celular, making a decision about the corporate merger of the two first entities into the structure of the latter. As a result of this operation, all operations, including the customer base of TIM Fiber RJ and TIM Fiber SP, migrated to TIM Celular.

This main goal of this acquisition for TIM was the expansion of its operations in the high velocity data communication business, enabling to the Company to offer of new products to its customers, as well as enabling a reduction in the costs of infrastructure leases, in addition to obtaining important synergy related to the fiber optic network.

c. unusual events or operations

In 2014, there were no processes that could generate nonrecurring events to impact the financial results of this period.

10.4. The officers should comment on:

a. significant changes in accounting practices

Radiofrequency use authorization

The Company and its subsidiaries aim to continuously improve their level of corporate governance, with the submission of financial statements and, mainly, the alignment with accounting practices required by the Comissão de Valores Mobiliários – CVM and with international practices specifically applicable to their business. This way, the Company and its subsidiaries promoted an analysis of the best accounting practices applicable to their line of business, which resulted in changes whose effects are presented below:

After the expiration date of the authorizations that grant the right to use radiofrequencies to provide Personal Mobile Service (SMP), ANATEL concedes the right of renewal for another 15 years. In this case, every two years, the amount of 2% of the previous year's net revenue of each region covered shall be paid to the Grating Power.

The Company adopted the procedure to record the value of this renewal in the income for the year, on the line of "Cost of Services Rendered", proportional to the corresponding period. In the second quarter of 2012, the Company decided to modify the accounting treatment, capitalizing the full value of the renewal of a certain license and amortizing it within a set period. This accounting treatment was adopted retroactively to the previous fiscal years and the necessary adjustments and/or reclassifications were made.

Purchase Price Allocation "PPA

The purchase price allocation resulting from the acquisition of TIM Fiber RJ and TIM Fiber SP, was concluded on October 31, 2012 and retroactively recorded in the Company's financial statements, as required by IFRS 3.

The adjustments resulting from the completion of the definitive allocation process in the financial statements of the fiscal year ended on December 31, 2011 are shown below.

b. significant effects of the changes in accounting practices

(i) Represents the capitalization of the renewal of licenses, net of amortization;

(ii) Reclassification of the liability balance of December 31, 2011 which was submitted as "Indirect taxes, charges, and contributions" for the "Authorizations payable" line;

(iii) Represents the establishment of the liability related to the renewal of licenses payable;

(iv) Reclassification of license renewal expenses as "Cost of services rendered" to "Other operating expenses" in the subgroup "Concession amortization".

(v) Represents the capitalization of insurance on licenses, net of amortization, that were previously classified as "Prepaid expenses";

(vi) Reclassification of insurance expenses on licenses from "Cost of services rendered" to "Other operating expenses" in the subgroup "Concession amortization".

(*) Effect of the purchase price allocation (PPA)

	Consolidated				
	December 31, 2011				
Assets	Original	(i)	(v)	(*)	Resubmitted
Current Assets					
Cash and cash equivalents	3,262,855	-	-	-	3,262,855
Financial assets at fair value through income	1,872	-	-	-	1,872
Accounts receivable	3,285,782	-	-	-	3,285,782
Inventories	273,171	-	-	-	273,171
Indirect recoverable taxes	608,025	-	-	-	608,025
Direct recoverable taxes	616,235	-	-	-	616,235
Prepaid expenses	114,502	-	(1,310)	-	113,192
Derivative contracts	55,889	-	-	-	55,889
Other assets	68,795	-	-	-	68,795
	8,287,126	-	(1,310)	-	8,285,816
Noncurrent Assets					
Financial assets at fair value through income	25,873	-	-	-	25,873
Accounts receivable	59,712	-	-	-	59,712
Indirect recoverable taxes	376,479	-	-	-	376,479
Direct recoverable taxes	22,739	-	-	-	22,739
Deferred income and social contribution taxes	1,488,235	-	-	1,383	1,489,618
Judicial deposits	607,627	-	-	-	607,627
Prepaid expenses	92,874	-	-		92,874
Derivative contracts	65,315	-	-	-	65,315
Other assets	13,884	-	-	-	13,884
Fixed Assets	6,624,081	-	-	108,158	6,732,239
Intangibles	5,774,276	30,396	1,310	(44,734)	5,761,248
Intangibles	4,481,604	30,396	1,310	(4,111)	4,509,199
Goodwill	1,292,672	-	-	(133,023)	1,159,649
Client list	-	-	-	92,400	92,400
	15,151,095	30,396	1,310	64,807	15,247,608
Total assets	23,438,221	30,396	-	64,807	23,533,424

	Consolidated December 31, 2011				
	Original	(ii)	(iii)	(*)	Resubmitted
Liabilities					
Current Liabilities					
Suppliers	3,709,301	-	-	-	3,709,301
Loans and Financing	1,090,174	-	-	-	1,090,174
Derivative contracts	77,055	-	-	-	77,055
Salaries and related charges	145,803	-	-	-	145,803
Indirect taxes, charges, and contributions	705,669	(12,024)	-	-	693,645
Direct taxes, charges, and contributions	454,124	-	-	-	454,124
Dividends payable	326,348	-	-	-	326,348
Authorizations payable	-	-	42,420	-	42,420
Other liabilities	287,156	-	-	-	287,156
	6,795,630	(12,024)	42,420	-	6,826,026
Noncurrent Liabilities					
Loans and Financing	2,570,409	-	-	-	2,570,409
Derivative contracts	89,078	-	-	-	89,078
Indirect taxes, charges, and contributions	142,953	-	-	-	142,953
Direct taxes, charges, and contributions	167,447	-	-	-	167,447
Deferred income and social contribution taxes	77,055	-	-	68,190	145,245
Provision for contingencies	229,521	-	-	-	229,521
Pension plan and other post-employment benefits	2,785	-	-	-	2,785
Provision for future asset retirement	261,918	-	-	-	261,918
Other liabilities	144,688	-	-	-	144,688
	3,685,854	-	-	68,190	3,754,044
Shareholder's Equity					
Capital	9,839,770	-	-	-	9,839,770
Capital Reserves	384,489	-	-	-	384,489
Income Reserves	2,735,847	-	-	(3,383)	2,732,464
Stocks in Treasury	(3,369)	-	-	-	(3,369)
	12,956,737	-	-	(3,383)	12,953,354
Total net liabilities and equity	23,438,221	(12,024)	42,420	64,807	23,533,424

	Consolidated December 31, 2011				
	Original	(iv)	(vi)	(*)	Resubmitted
Operating net revenue	17,085,977	-	-	-	17,085,977
		-	-	-	
Cost of services rendered e products sold	(8,561,433)	18,883	2,214	(2,303)	(8,542,639)
Gross profit	8,524,544	18,883	2,214	(2,303)	8,543,338
Operating revenue (expenses):					
Commercialization	(4,845,712)	-	-	(2,800)	(4,848,512)
General and administrative expenses	(963,394)	-	-	-	(963,394)
Other operating expenses, net	(647,996)	(18,883)	(2,214)	-	(669,093)
	(6,457,102)	(18,883)	(2,214)	(2,800)	(6,480,999)
Operating profit	2,067,442	-	-	(5,103)	2,062,339
Financial revenue (expenses):					
Financial revenues	310,521	-	-	-	310,521
Financial expenses	(448,779)	-	-	-	(448,779)
Exchange rate fluctuations, net	(100,600)	-	-	-	(100,600)
	(238,858)	-	-	-	(238,858)
Profit before income tax and social contribution	1,828,584	-	-	(5,103)	1,823,481
Income tax and social contribution	(547,356)	-	-	1,720	(545,636)
Fiscal year net profit	1,281,228	-	-	(3,383)	1,277,845

The licenses referred to in note 18.e of the financial statements on 12/31/2014, fall within the concept of qualifying asset. As a consequence, the financial burden on funds raised without specific purposes, used for the purpose of obtaining a qualifying asset, are capitalized at the average rate of 11.36% of current loans during the period. The amount capitalized in the fiscal year ended on December 31, 2014 was R$12,677.

c. qualifications and emphasis in the auditor's opinion

The individual financial statements were developed in accordance with the accounting practices adopted in Brazil. In the case of TIM Participações S.A., these practices are different from the IFRS practices, applicable to separated financial statements, only as regards the valuation of investments in subsidiaries by the equity method, since for purpose of IFRS it would be cost or fair value. The opinion is not qualified in respect of this matter.

10.5. The officers should indicate and comment on critical account policies adopted by the issuer, exploring, particularly, accounting estimates made by the management about uncertain matters and relevant for the financial situation description and the results, that require subjective or complex judgment, such as: provisions, contingencies, revenue knowledge, tax credits, long-lived assets, useful life of noncurrent assets, pension plans, foreign currency conversion adjustments, environmental recovery costs, criteria for testing the recovery of assets and financial instruments

Critical Accounting Policies

The fundamental accounting policies are those significant to representing our financial situation and income from transactions and require more complex and subjective judgment from management, frequently demanding from the Board an estimate about uncertain factors. As the number of variables and assumptions that affects a possible resolution of future uncertainties increases, these decisions become more complex. We based our estimates and assumptions on historical experience, industry trends and other factors that we consider reasonable under the circumstances. The actual results may differ from the expected results and different assumptions or estimates about the future may change the stated financial results. To facilitate the understanding of how the Company's management estimated the potential impact of particular uncertainties, including variables and assumptions that support the estimates, we identify the fundamental accounting policies discussed below. We describe our main accounting policies, including those described below, in the specific explanatory note of our consolidated financial statement.

a) Loss on impairment of non-financial assets

Losses from impairment take place when the book value of assets or cash generation units exceeds its recoverable value, which is considered greater than the fair value minus the selling costs and the value in use. The calculation of the fair value minus selling costs is based on the information available from sales transactions involving similar assets or market prices minus the additional costs incurred to dispose of such assets. The calculation of the value in use is based on the discounted cash flow model. Cash flows derive from the Company's business plan for a period equivalent to the useful life of the asset under analysis. Any reorganization activities to which the Company has not committed itself on the base date of submission of financial statements or any significant future investments aimed at improving the asset base of the cash generation unit being tested are excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rate used in the discounted cash flow method, as well as with expected cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

In December 31, 2014 and 2013, the main non-financial assets for which this assessment was made are the fixed and intangible assets recorded in the Company and its subsidiaries.

(b) Asset retirement provision

The estimated costs of dismantling towers and equipment on rented property are capitalized and amortized over the useful life of these assets. The Company recognizes, through the estimate, the current value of these costs and their amortization period. These estimates involve projected dismantling costs, the average tenor of the lease agreements and the discount rate to determine their present value. This estimate is susceptible to a variety of economic conditions that may not in fact arise when the assets are actually dismantled.

(c) Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with prudent interpretations of current legislation. This process normally includes complex estimates in order to define the taxable income and temporary differences that are deductible or taxable. In particular, deferred tax credits on tax losses, negative basis of social contribution, and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be used. The measurement of the recoverability of the deferred tax credits on tax losses, negative basis of social contribution, and temporary differences takes into account estimates of future taxable income and is based on conservative tax assumptions.

(d) Provision for non-performing loans

The provision for non-performing loans is shown as a reduction from accounts receivable and is established based on the subscriber portfolio profile, the age of matured accounts, the economic scenario, revenue curve, and the risks involved in each case, in an amount considered sufficient to cover any losses from such loans.

(e) Provision for judicial and administrative proceedings

Judicial proceedings are analyzed by the Company's management and (internal and external) legal advisors. The Company's takes into account during its evaluations factors such as the hierarchy of laws, available jurisprudence, recent court decisions and their relevance in the legal order. Such evaluations involve Management's judgment.

(f) Fair value of derivatives and other financial instruments

The Company applied the change to the IFRS 7 for financial instruments measured in the balance sheet at fair value, which requires the disclosure of their measurements per level in accordance with the following hierarchy:

- Quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1);
- Inputs, other than quoted prices, include in level 1 that are adopted by the market for the asset or liability either directly (for example, as prices) or indirectly (for example, derived from prices) (level 2); and
- Inputs for the assets or liabilities that are not based on observable market data. (that is, unobservable inputs) (level 3).

(g) Unbilled revenues

Considering that some billing cut-off dates occur at intermediate dates within the months of the year, at the end of each month there are revenues already accrued by the Company, but not actually billed to its clients. These unbilled revenues are recorded based on estimates, taking into account historical usage data, the number of days since the last billing date, and other factors.

10.6. Regarding internal controls adopted to secure the development of reliable financial statements, the officers should comment on:

a. the level of efficiency of these controls, indicating possible imperfections and measures adopted to correct them

The Company's Officers believe that the internal procedures and financial statement development systems are sufficient to secure the efficiency, precision, and reliability, as no imperfections were detected in the Company's internal controls.

The Company has internal controls that guarantee the certification process of the Sarbanes Oxley Act (SOX – Section 404) with no material weakness, in line with the best practices of corporate governance, transparency and the creation of value for shareholders in the long term. In 2014, TIM received the certification for compliance with the provisions required by the Section 404 of the Sarbanes-Oxley Act for the year 2013, a certification received by TIM since 2006, when this requirement was created for the companies listed in the American Depositary Receipts (ADRs) of the New York Stock Exchange, a demonstration of the Company's commitment to the highest levels of corporate governance.

b. deficiencies and recommendations about the internal controls present in the independent auditor's report

There was no comment in the auditor's report about significant deficiencies and recommendations that could impact the evaluation of the Company's Management regarding the efficiency of the internal controls for the fiscal year ended on December 31, 2014.

10.7. If the Issuer made a public offer for the distribution of securities, the officers should comment on:

a. how the resources resulting from the offer were used;

Not applicable for the year 2014.

b. if there were relevant deviations between the effective application of resources and the application proposals disclosed in the prospects of the respective distribution;

Not applicable for the year 2014.

c. if deviations occurred, the reason for their occurrence.

Not applicable.

10.8. The officers should describe the relevant items not included in the issuer's financial statement, indicating:

a. assets and liabilities held by the issuer, directly or indirectly, that are not shown in the balance sheet (off-balance sheet items), such as:

- **i. operating leases, assets and liabilities**
- **ii. portfolios of receivables on which the entity keeps the risks and responsibilities, indicating respective liabilities**
- **iii. contracts for the future purchase and sales of products or services**
- **iv. contracts of unfinished constructions**
- **v. contracts for the future receipt of financing**

There are no material value commitments that have not been indicated in the financial statements.

b. other items not included in financial statement

Not applicable, as we do not hold other material items, of any other nature, that are not recorded in our balance sheet.

10.9. Regarding each item not included in the financial statement indicated in the item 10.8, the officers should comment on:

a. how such items change or may change the revenues, expenses, the operating income, the financial expenses, or other items of the issuer's financial statement

Not applicable.

b. nature and purpose of the operation

Not applicable, as we do not hold other items that are not recorded in our balance sheet.

c. nature and amount of obligations assumed and the rights generated in favor of the issuer as a result of the operation

Not applicable.

10.10. The officers should indicate and comment on the main elements of the issuer's business plan, specifically exploring the following topics:

a. investments, including:

i. quantitative and qualitative description of the on-going and expected investments

In 2014, organic investments were concentrated in two main fronts; network evolution and business development, in the proportion of approximately 93% and 7%, respectively. These investments contributed to the improvement of service's quality, growth of the customer base, and others.

The network evolution goes through investments that are stratified in 2nd, 3rd, and 4th generation access networks, last mile, radio and fiber optic backhauling, and backbone, in addition to residential landline ultra-broadband in São Paulo and Rio de Janeiro. These projects aim to expand the capacity and coverage of TIM's infrastructure, ensuring a high level of quality and supporting marketing strategies.

On the business development front, among other projects, we highlight information technology projects aimed at updating and developing TIM's technological platforms and systems. The objectives of the projects in question are operational improvements, management improvements, and especially the development of new and innovative products that are the symbol of the Company.

ii. source of financing and investments

In December, 2012, the Company increased its financial line of credit to investments with BNDES. The amendment to the Financing Agreement increased the limit of credit of R$1,51 billion to R$3,97 billion, and also included Intelig Telecomunicações Ltda, a company directly controlled by the Company, as its signatory. This agreement was terminated throughout the year 2013 and a new agreement was signed.

The new agreement with BNDES includes a new line of credit to finance the Company's CAPEX for the years 2014, 2015, and 2016, in the amount of R$5,700 million at an attractive cost. Among the various clauses of the agreement, one of them states that, through this financing, only equipment from domestic suppliers may be acquired. This reinforces the Company's commitment with the growth of the nation's industry.

In the second quarter of 2014, the company received, within this line of credit, a total of R$1,749 million from BNDES to help finance the 2014-15 CAPEX.

iii. relevant divestments in progress and expected divestments

The Company operates its network to provide services using the GSM technology in 2G, 3G, and 4G. During 2010, the Company stopped operating its network through TDMA technology due to obsolescence and reduction of the provision of services/available equipment.

b. if already disclosed, indicate the acquisition of plants, equipment, patents, and other assets that shall materially influence the issuer's productive capacity

In 2014 the Company acquired, at a bid promoted by ANATEL, the block 2 of the 700 MHz frequency for the provision of mobile telephony services using 4G technology. The investment amounted to R$2,923 million, divided into R$1,740 million related to the purchase of the license and R$1,183 million related to the adjusted cost of clearing the spectrum *.

*The adjusted clearance costs take into account the VPL of the main plus monetary adjustments and insurance expenses.

c. **new products and services, indicating:**

- i. **description of already disclosed research in progress**
- ii. **total amounts of expenses by the issuer in researches for the development of new products and services**
- iii. **already disclosed projects in progress**
- iv. **total amounts expended by the issuer in the development of new products and services**

Not applicable, as we do not have researches in progress already disclosed.

10.11. Comment about other factors that relevantly affected the operational performance and that have not been identified or commented in other items of this section

We did not identify any factor that may have significantly influenced operational performance that has not been commented on in the other items of this section.

04 – Proposal for the allocation of the results related to the fiscal year 2014 and distribution of dividends by the Company

PROPOSAL FOR NET INCOME DESTINATION
(ACCORDING TO ANNEX 9-1-II OF CVM's INSTRUCTION 481/09)

1. Inform the net income for the fiscal year

The net income related to the fiscal year 2014 amounted to R$ 1,546,418,378.80 (one billion, five hundred and forty six million, four hundred and eighteen thousand, three hundred and seventy eight reais and eighty cents).

2. Inform the total amount of dividends and dividends per share, including anticipated dividends and interest on shareholders' equity already declared

Net income for the fiscal year	1,546,418,378.80
Compensation of accumulated losses	-
	1,546,418,378.80
(-) Constitution of the legal reserve	(77,320,918.94)
Adjusted net income	**1,469,097,459.86**
Minimum dividends	
Minimum dividends determined as 25% of the adjusted net income	367,274,364.97
(+) Complementary dividends related to the distribution of the results	
(=) Total dividends related to the distribution of the results	**367,274,364.97**
Dividends - common shares	367,274,364.97
Dividends - preferred shares	-
	367,274,364.97
Dividends' payout ratio	25%
Dividends per share (in reais)	
Common shares	0.15151751431

3. Inform the dividends' payout ratio for the fiscal year

As previewed in our bylaws, as minimum dividends the Company must pay 25% of the 2014 adjusted net income.

4. Inform the total amount of dividends and their value per share regarding to distributions related to previous years' profits

Not applicable.

5. Inform, deducting anticipated dividends and interest on shareholders' equity already declared:

a. The gross amount of dividends and interest on shareholders' equity, segregated by each type and class of shares

Dividends - Common Shares	
Minimum Dividends determined as 25% of the adjusted net income	367,274,364.97
(+) Complementary dividends related to the distribution of the results	
(=) Total dividends related to the distribution of the results	**367,274,364.97**

Dividends – Commom Shares	367,274,364.97
(÷) Number of commom shares, except treasury shares	2.420.236.591
(=) Dividends per share	**0,151751431**

b. The conditions and term for payment of dividends and interest on shareholders' equity

The dividends by the Company as follows: 100% of the total amount to be distributed on the day of June 11, 2015.

c. Possible interest and monetary update on dividends and interest on shareholders' equity

There will be no update of dividends.

d. Date of the payment of dividends and interest on shareholders' equity considered for the identification of shareholders entitled for their receiving

Date of the Shareholders´ General Meeting that will approve net income destination (April 14, 2015).

6. In case the Company had declared dividends or interest on shareholders' equity considering intermediary net income (six-months or less)

a. Inform the amount of dividends and interest on shareholders' equity already declared

Not applicable.

b. Inform the respective payments' dates

Not applicable.

7. Present a comparative table showing the following values for each type and class of shares:

a. Net income for the fiscal year and three (3) previous years

	2014	**2013**	**2012**
Net income for the fiscal year	1,546,418,378.80	1,505,613,812.18	1,448,887,908.07
Net income per share	0.6392	0.6228	0.5995

b. Dividends and interest on shareholders' equity distributed in the last 3 (three) years

Minimum Dividends	2014	2013	2012
Minimum dividends determined as 25% of the adjusted net income	367,274,364.97	357,583,280.39	344,110,878.17
(+) Complementary dividends related to the distribution of the results		485,721,719.61	398,889,121.83
(=) Dividends related to the distribution of the results	**367,274,364.97**	**843,305,000.00**	**743,000,000.00**
Dividends - common shares	367,274,364.97	843,305,000.00	743,000,000.00
Dividends - preferred shares	-	-	-
	367,274,364.97	843,305,000.00	743,000,000.00
Dividends pay out ratio	25%	59%	54%
Dividends per share (in reais)			
Common shares	0.15	0.35	0.31
Preferred shares	-	-	-

8. If there is destination for the legal reserve

a. Identify the amount allocated to the legal reserve

Pursuant to the Section 193 of the Brazilian Law Nr. 6,404/76, it is mandatory the allocation of five percent (5%) of the net income for the constitution of the Legal Reserve, in the amount of seventy-seven million, three hundred and twenty one thousand, seven hundred and eighty reais and ninety four cents (R$ 77,321,718.94).

b. Detail the calculation of legal reserve

	2014	2013	2012
Net income for the fiscal year	1,546,418,378.80	1,505,613,812.18	1,448,887,908.07
Compensation of accumulated losses	-	-	-
Subtotal	1,546,418,378.80	1,505,613,812.18	1,448,887,908.07
Constitution of the legal reserve – 5% of the net income	(77,321,718.94)	(75,280,690.61)	(72,444,395.40)

9. In case the Company owns preferred shares with fixed or minimum dividends rights

a. Describe the calculation of fixed or minimum dividends

Not applicable

b. Inform whether the net income for the fiscal year is sufficient for the integral payment of the fixed or minimum dividends

Not applicable.

c. Identify whether a possible installment not paid is cumulative

Not applicable.

d. Identify the amount of the total fixed or minimum dividends to be paid to each classe of preferred shares

Not applicable.

e. Identify the fixed or minimum dividends to be paid for each class of preferred shares

Not applicable.

10. In regard to the the mandatory dividends

a. Describe the calculation provided in the Company´s by-laws.

The dividends are calculated according to the Company's by-laws and to the Brazilian Corporate Law.

Pursuant its by-laws, the Company shall distribute as mandatory dividends at each fiscal year ended in December 31, if there are available amounts for this distribution, amount equal to 25% of the adjusted net income.

b. Inform if it is being fully paid

The mandatory dividends, for the fiscal year of 2014, will be entirely paid, during the fiscal year of 2015.

c. Inform the withheld amount

Not applicable.

11. If there is dividends withheld due to the Company's financial conditions

a. Inform the withheld amount

Not applicable.

b. Describe, in details, the financial situation of the Company, approaching also the aspects related to liquidity, working capital and positive cash flows

Not applicable.

c. Justify the retention of dividends

Not applicable.

12. If there is destination of net income to the reserves for contingencies

a. Identify the allocated amount to the reserve

Not applicable.

b. Identify the probable losses and their causes

Not applicable.

c. Explain the reason for the probable of losses

Not applicable.

d. Justity the constitution of the reserve

Not applicable.

13. If there is destination of net income to the reserve of unrealized profits

a. Inform the amount allocated to this reserve

Not applicable.

b. Inform the nature of the unrealized profits that resulted in the reserve

Not applicable.

14. If there is destination of statutory reserves

a. Describe the statutory clauses that established the reserve

The article 46, paragraph 2, of our by-laws previews:

"The net income balance not destined to the payment of the mandatory minimum dividend shall be destined to a supplementary reserve for the expansion of corporate business, and shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization."

b. Identify the amount allocated to this reserve

As previously described, until the limit of 80% of the paid-in capital, all amounts not allocated in the distribution of minimum dividends could be destined to the statutory reserve.

c. Describe the calculation

	2013	2012	2011
Net income for the fiscal year	1,546,418,378.80	1,505,613,812.18	1,448,887,908.07
Compensation of accumulated losses	-	-	-
Subtotal	1,546,418,378.80	1,505,613,812.18	1,448,887,908.07
(-) Constitution of the legal reserve	(77,320,918.94)	(75,280,690.61)	(72,444,395.40)
Adjusted net income	1,469,097,459.86	1,430,333,121.57	1,376,443,512.67
(-) Dividends	(367,274,364.97)	(843,305,000.00)	(743,000,000.00)
(-) Amount distributed to the capital reserve	(121,142,988.56)	(127,194,399.50)	(82,400,356.85)
Amount distributed to the statutory reserve	980,680,106.33	459,833,722.07	551,043,155.82

15. If there are estimated retained earnings due to the Capex budget

a. Identify the withheld amount

Not applicable.

b. Provide a copy of the Capex budget

Not applicable.

16. If there is allocation of the results to the tax incentives reserve

a. Inform the amount allocated to the reserve

R$ 121,142,988.56 (one hundred twenty-one million, one hundred forty-two thousand, nine hundred and eighty-eight reais and fifty six cents).

b. Explain this allocation nature

In accordance with article 545 of Decree 3.000/99, tax amounts not paid due to exemptions or reductions related to SUDAM/SUDENE tax incentives will not be allowed to be distributed to shareholders and will constitute capital reserves of the Company. These reserves would be used only for losses absorption or capital stock increases. The subsidiary TIM Celular S.A. owns this kind of tax incentives.

05 – Indications for effectives of the Company's Board of Directors

BOARD OF DIRECTORS

The Board of Directors shall consist of ten (10) members, having been appointed by the controlling shareholder:

Name	Date of Birth	Profession	CPF/Passport	Position	Election	Hold	Mandate	Other positions	Elected by the Controller	Independent	Consecutive mandates
Adhemar Gabriel Bahadian	October 22nd, 1940.	Retired Diplomat	012.987.207-53	Member of the Board of Directors	April 14th, 2015.	April 14th, 2015.	AGO 2017	Member of the Statutory Audit Committee and Member of Control and Risks Committee	Yes	Yes, by the rules of *Novo mercado BM&FBovespa*	3rd
Alberto Emmanuel Carvalho Whitaker	October 10th, 1940.	Lawyer and Administrator	002.337.738-00	Member of the Board of Directors	April 14th, 2015.	April 14th, 2015.	AGO 2017	Member of the Statutory Audit Committee and Member of Control and Risks Committee	Yes	Yes, by the rules of *Novo mercado BM&FBovespa*	2nd
Francesca Petralia	August 30th, 1953.	Lawyer	YA 7309838	Member of the Board of Directors	April 14th, 2015.	April 14th, 2015.	AGO 2017	Member of the Statutory Audit Committee and Member of Compensation Committee	Yes	No	2nd
Franco Bertone	April 09th, 1952.	Engineer	235.485.337-87	Member of the Board of Directors	April 14th, 2015.	April 14th, 2015.	AGO 2017	Member of the Control and Risks Committee	Yes	No	2nd

Name	Date of Birth	Profession	CPF/Passport	Position	Election	Hold	Mandate	Other positions	Elected by the Controller	Independent	Consecutive mandates
Herculano Aníbal Alves	February, 27th, 1953.	Economist	463.463.178-49	Member of the Board of Directors	April 14th, 2015.	April 14th, 2015.	AGO 2017	Not applicable	Yes	Yes, by the rules of *Novo mercado BM&FBovespa*	1st
Manoel Horacio Francisco Da Silva	July 16th, 1945.	Administrator	066.526.978-15	Member of the Board of Directors	April 14th, 2015.	April 14th, 2015.	AGO 2017	Member of the Compensation Committee	Yes	No	3rd
Mario di Mauro	August 26th, 1971.	Bachelor in economics	AA 2248135	Member of the Board of Directors	April 14th, 2015.	April 14th, 2015.	AGO 2017	Not applicable	Yes	No	2nd
Oscar Cicchetti	June 17th, 1951.	Engineer	060.928.917-94	Member of the Board of Directors	April 14th, 2015.	April 14th, 2015.	AGO 2017	Member of the Compensation Committee	Yes	No	3rd
Piergiorgio Peluso	March 25th, 1968.	Economist	YA0006448	Member of the Board of Directors	April 14th, 2015.	April 14th, 2015.	AGO 2017	Member of the Control and Risks Committee	Yes	No	2nd
Rodrigo Modesto de Abreu	April 19th, 1969.	Engineer	116.437.828-78	Member of the Board of Directors	April 14th, 2015.	April 14th, 2015.	AGO 2017	Chief Executive Officer	Yes	No	2nd

BOARD OF DIRECTORS

Name	Attendance Percentage
Adhemar Gabriel Bahadian	88.23%
Alberto Emmanuel Carvalho Whitaker	100%
Francesca Petralia	82.35%
Franco Bertone	100%
Manoel Horacio Francisco Da Silva	100%
Mario Di Mauro	83.33%
Oscar Cicchetti	94.11%
Piergiorgio Peluso	47.05%
Rodrigo Modesto de Abreu	88.23%
Mailson da Nóbrega	25%
Patrizio Graziani	50%

ADHEMAR GABRIEL BAHADIAN

I – Main professional experiences in last 5 years:

TIM Participações S.A. – telecommunications industry – Member of the Statutory Audit Committee – since May 2014.

TIM Participações S.A. – telecommunications industry – Member of the Control and Risks Committee – since June 2013.

Brazil's ambassador in Rome from 2006 to 2009.

II – Management positions in public companies:

TIM Participações SA - telecommunications industry - effective Member of the Board of Directors – since March 2010.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

ALBERTO EMMANUEL CARVALHO WHITAKER

I – Main professional experience in last 5 years:

TIM Participações S.A. – telecommunications industry – Member of the Board of Directors

TIM Participações S.A. – telecommunications industry – Member of the Statutory Audit Committee

COPPEAD – management institute – Member of the Advisory Board

Fundição Tupy – iron foundry industry – Member of the Audit Committee

Lojas Marisa – apparel industry – Member of the Audit Committee

Conselho Regional de Administração de São Paulo – CRA-SP – professional class association – Member of the Board of Directors

TIM Participações S.A. – telecommunications industry – Effective Member of the Fiscal Council

Instituto Brasileiro de Governança Corporativa – IBGC – Member of the Board of Directors

Museu de Arte de São Paulo – MASP – Director

Fundação Bienal de São Paulo – Counselor

II – Management positions in public companies:

TIM Participações S.A. – telecommunications industry – Member of the Board of Directors – since May 2014.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

FRANCESCA PETRALIA

I – Main professional experiences in last 5 years:

Telecom Italia S.p.A. - telecommunications industry - Head of *International Legal Affairs* - since February 2014.

Telecom Italia S.p.A. - telecommunications industry - Head of *Corporate and Legal Affairs in South America* - from February 2013 to February 2014.

Telecom Italia S.p.A. - telecommunications industry - *Group Compliance Officer* - from October 2011 to February 2013.

Telecom Italia S.p.A. - telecommunications industry - Head of *Corporate Finance Legal Affairs* - from August 2002 to October 2011.

II - Administration positions in public companies:

TIM Participaçoes S.A. - telecommunications industry – Member of the Board of Directors – since April 2013.

Telecom Argentina S.A. – telecommunications industry – Effective Member of the Board of Directors – since April 2013.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

FRANCO BERTONE

I – Main professional experience in last 5 years:

TIM Brasil Serviços e Participações S.A. – *Diretor Presidente* (CEO) since July 2013 - Member of the Board of Directors since April 2013 - Chairman of the Board of Directors since July 2013.

Telecom Italia S.p.A. – telecommunication industry – Head of *Direzione Centrale Sudamerica* – from May 2013 to January 2014.

Telecom Argentina S.A. – telecommunications industry – Chief Executive Officer – from March 2009 to February 2013.

Telecom Personal S.A. – telecommunications industry – Chairman – from December 2010 to February 2013.

II – Administration positions in public companies:

TIM Participações S.A. – Member of the Board of Directors since April 2013 - Chairman of the Board of Directors since September 2013.

Telecom Argentina S.A. – telecommunications industry – Chief Executive Officer – From March 2009 to February 2013.

Telecom Argentina S.A. – telecommunications industry – Chief Operating Officer – from August 2008 to March 2009.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

HERCULANO ANÍBAL ALVES

I – Main professional experience in last 5 years:

Amec - Associação dos Investidores do Mercado de Capitais – Capital Market Area - Member of the Board of Directors

Anbima – Capital Market Area – Vice-President of the Private Equity Fund Commission

Private Equity Fund of 2BCapital – Finance Area – Alternate Member of the Board of Directors

BRAM - Bradesco Asset Management S.A. – Finance Area – Member of the Investment Committee

BRAM - Bradesco Asset Management S.A. – Finance Area – Member of the Asset Allocation Committee and responsible for policy definition

BRAM - Bradesco Asset Management S.A. – Finance Area – Member of the Monthly Committee with Vice-Presidents of Banco Bradesco

BRAM - Bradesco Asset Management S.A. – Finance Area – Variable Income Assets Consultant

BRAM US – Finance Area – Director

BRAM - Bradesco Asset Management S.A. – Finance Area – Variable Income Assets Director

II – Management positions in public companies:

Has never held any management position in public companies.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

MANOEL HORACIO FRANCISCO DA SILVA

I – Main professional experiences in last 5 years:

TIM Participações S.A. – telecommunications industry – Member of the Compensation Committee – from November 2009 to April 2013 – Chairman of the Compensation Committee – since April 2013.

TIM Brasil Serviços e Participações S.A. – telecommunications industry – Chairman of the Board of Directors – from April 2010 to July 2013 – Effective Member of the Board of Directors – since July 2013.

Instituto TIM – social purposes – Charmain of the Board – since July 2013.

Banco Fator S.A. – banking sector – Chief Executive Officer – from January 2003 to August 2011.

Banco Fator S.A. – banking sector – Chairman of the Board of Directors – since August 2011.

II - Management positions in public companies:

TIM Participações S.A. – telecommunications industry – Chairman of the Board of Directors – from March 2010 to April 2013 – Effective Member of the Board of Directors – since April 2009.

Telemar – Tele Norte Leste Participações S/A – telecommunications industry – Chief Executive Officer and Member of the Board of Directors – from January 1999 to July 2001.

Companhia Siderúrgica Nacional – steel industry – Member of the Board of Directors – from 1997 to 1998.

Sadia – food industry – Member of the Board of Directors – from 1997 to 1998.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

MARIO DI MAURO

I – Main professional experience in last 5 years:

Telecom Italia S.p.A. - telecommunication industry - Head of Strategy and Innovation – since September 2014.

Telecom Italia S.p.A. – telecommunication industry – Head of Strategy – from January to September 2014.

Telecom Italia S.p.A. – telecommunication industry – Head of Strategic Projects, Planning & Monitoring – from March 2013 to January 2014.

Telecom Italia S.p.A – telecommunication industry – Head of *Business Evaluation* – from April 2010 to March 2013.

Telecom Italia S.p.A. – telecommunication industry – Head of *Planning & Control International* – from October 2008 to April 2010.

II – Administration positions in public companies:

TIM Participaçoes S.A. - telecommunications industry – Member of the Board of Directors – since May 2014.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

OSCAR CICCHETTI

I – Main professional experience in last 5 years:

Telecom Italia S.p.A. - telecommunications industry – Chairman of INWIT S.p.A. - Infrastrutture Wireless Italiane S.P.A. – since January 2015.

Telecom Argentina S.A. – telecommunications industry – Chief Executive Officer – from September 2014 to March 2015.

Telecom Personal S.A. – telecommunications industry – Chairman – from September 2014 to March 2015.

Telecom Italia S.p.A. - telecommunications industry – Supports CEO for special projects - from January to September 2014.

Telecom Italia S.p.A. - telecommunications industry - Responsible for Strategy - from April 2011to February 2014.

Telecom Italia S.p.A. - telecommunications industry - Responsible for Technology & Operations - from November 2009 to April 2011.

II – Administration positions in public companies:

TIM Participações S.A. - telecommunications industry- Member of the Board of Directors - since July 2011.

Telecom Argentina S.A. – telecommunications industry – Chief Executive Officer – from September 2014 to March 2015.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as

well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

PIERGIORGIO PELUSO

I – Main professional experiences in last 5 years:

Telecom Italia S.p.A. - telecommunications sector - Chief Administration, Finance & Control Officer - since September 2012.

Fondiaria-SAI S.p.A.- insurance sector - *Direttore Generale* (Chief Executive Officer) - from June 2011 to September 2012.

Gruppo UniCredito - banking sector - Responsible in Italy for the Corporate & Investment Banking Division - from November 2010 to June 2011.

UniCredit Corporate Banking S.p.A.- banking sector - *Amministratore Delegato* (Chief Executive Officer) - from June 2009 to November 2010.

II - Administration positions in public companies:

TIM Participaçoes S.A. - telecommunications industry – Member of the Board of Directors – since April 2013.

Telecom Argentina S.A. – telecommunications industry – Effective Member of the Board of Directors – since April 2013.

Telecom Italia Media S.p.A. - Media sector - effective Member of the Board of Directors - since October 2012.

Fondiaria-SAI S.p.A. - insurance sector - *Direttore Generale* (Chief Executive Officer) - from June 2011 to September 2012.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

RODRIGO MODESTO DE ABREU

I – Main professional experiences in last 5 years:

TIM Celular S.A. – telecommunications industry – Chief Executive Officer – since March 2013.

Cisco do Brasil Ltda. – digital industry – Chief Executive Officer – since March 2013.

Cisco Latin America – digital industry – Regional General Manager – from 2006 to 2008.

II – Management positions in public companies:

TIM Participações S.A. – telecommunications industry – Chief Executive Officer – since March 2013.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

06 – Indications for both, effectives and substitutes, of the Company's Audit Committee

FISCAL COUNCIL

The Board of Directors shall consist of 3 (three) members:

- Having been appointed by the controlling shareholder:

Name	Date of Birth	Profession	CPF/Passport	Position	Election	Hold	Mandate	Other positions	Elected by the Controller	Independent	Consecutive mandates
Oswaldo Orsolin	May 30th, 1943.	Economist e Accountant	034.987.868-49	Effective Member	April 14th, 2015	April 14th, 2015	AGO 2016	Not applicable	Yes	Yes, according to Braziliam Law N. 6.404/76	7th
Roosevelt Alves Fernandes Leadebal	July 17th, 1942.	Economist	016.083.804-59	Alternate Member	April 14th, 2015	April 14th, 2015	AGO 2016	Not applicable	Yes	Yes, according to Braziliam Law N. 6.404/76	7th
Josino de Almeida Fonseca	February 12nd, 1940.	Engineer	005.832.607-30	Effective Member	April 14th, 2015	April 14th, 2015	AGO 2016	Not applicable	Yes	Yes, according to Braziliam Law N. 6.404/76	3rd as Alternate and 2nd as Effective
João Verner Juenemann	February 16th, 1940.	Accountant and Administrator	000.952.490-87	Alternate Member	April 14th, 2015	April 14th, 2015	AGO 2016	Not applicable	Yes	Yes, according to Braziliam Law N. 6.404/76	7th
Jarbas Tadeu Barsanti Ribeiro	March 18th, 1951.	Economist and Accountant	272.271.707-72	Effective Member	April 14th, 2015	April 14th, 2015	AGO 2016	Not applicable	Yes	Yes, according to Braziliam Law N. 6.404/76	Not applicable
Anna Maria Cerentini Gouvea Guimaraes	September 19th, 1956.	Engineer	050.287.838-02	Alternate Member	April 14th, 2015	1 April 14th, 2015	AGO 2016	Not applicable	Yes	Yes, according to Braziliam Law N. 6.404/76	Not applicable

- Having been appointed by Bradesco (minority shareholder)

Name	Date of Birth	Profession	CPF/Passport	Position	Election	Hold	Mandate	Other positions	Elected by the Controller	Independent	Consecutive mandates
Guido Vinci	October 15th, 1967	Lawyer	962.567.967-72	Effective Member	April 14th, 2015	April 14th, 2015	AGO 2016	Not applicable	No	Yes, according to Braziliam Law N. 6.404/76	Not applicable
Leonardo Pinto Homsy	July 2th, 1973.	Lawyer	012.031.897-02	Alternate Member	April 14th, 2015	1 April 14th, 2015	AGO 2016	Not applicable	No	Yes, according to Braziliam Law N. 6.404/76	Not applicable

FISCAL COUNCIL

Name	Attendance Percentage
Oswaldo Orsolin (effective member)	100%
Roosevelt Fernandes Leadebal (alternate member)	0%
Josino de Almeida Fonseca (effective member)	100%
João Verner Juenemann (alternate member)	0%
Mauricio Marcellini Pereira (effective member)	100%
Humberto Pires Vianna de Lima (alternate member)	0%

OSWALDO ORSOLIN

I – Main professional experience in last 5 years:

TIM Participações S.A. – telecommunication industry – Effective Member of the Fiscal Council – since April 2008

Magazine Luiza – retail sector – Member of the Board Audit Committee

Grupo Simões – group of companies: drinks, vehicles and gas industries – Member of the Audit Committee

Coca-Cola da Amazônia – drinks industry – Member of the Board of Directors

II – Management positions in public companies:

Has never held any management positions in public companies.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

ROOSEVELT ALVES FERNANDES LEADEBAL

I – Main professional experience in last 5 years:

TIM Participações S.A. – telecommunication industry – Alternate Member of the Fiscal Council – since April 2008.

Companhia de Água e Esgotos da Paraíba – CAGEPA – basic sanitation sector – Director's Advisor – from March 2007 to October 2009.

Companhia de Água e Esgotos da Paraíba – CAGEPA – basic sanitation sector – Manager of the Controler Department – from August 2004 to February 2007.

II – Management positions in public companies:

Has never held any management positions in public companies.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

JOSINO DE ALMEIDA FONSECA

I – Main professional experience in last 5 years:

TIM Participações S.A. – telecommunication industry – Effective Member of the Fiscal Council – since April 2014.

SDT8 Ideias e Negócios Ltda. – Marketing and Advertising - Partner and Director – since October 2010.

TIM Participações S.A. – telecommunication industry – Alternate Member of the Statutory Audit Committee – since April 2009 to April 2014.

CTEEP – Cia. de Transmissão de Energia Elétrica Paulista – energy industry – Alternate Member of the Audit Committee – from April 2007 to April 2010.

TIM Participações S.A. – telecommunication industry – Effective Member and Chairman of the Statutory Audit Committee – from May 2005 to April 2007.

Marisa S.A. – retail sector – Alternate Member of the Audit Committee – from April 2007 to April 2010.

Jockey Club de São Paulo – Sports and Entertainment – Chairman of the Audit Committee – from March 2005 to March 2011.

II – Management positions in public companies:

Has never held any management positions in public companies.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

JOÃO VERNER JUENEMANN

I – Main professional experience in last 5 years:

Banco Indusval S.A. – financial sector – Effective Member of the Audit Committee – since April 2012.

Minerva S.A. – livestock sector – Effective Member of the Audit Committee – since April 2012.

INDG – Instituto de Desenvolvimento Gerencial S.A. – service sector – Effective Member of the Audit Committee – since December 2011.

Motrisa – Moinhos de Trigo Indígena S.A. – food industry – Effective Member of the Audit Committee – since April 2011.

Paludo Participações S.A. (Grupo Vipal) – rubber industry – Effective Member of the Audit Committee – since December 2011.

Unetral Empreendimentos Imobiliários S.A. – real estate sector – Effective Member of the Audit Committee – since November 2011.

Unetral S.A. – good and services industry – Effective Member of the Audit Committee – since August 2010.

Electro Aço Altona S.A. – casting and machining sector – Effective Member of the Audit Committee – since April 2010.

Tupy S.A. – iron casting industry – Coordinator of the Audit Committee – since July 2009.

Dimed S.A. Distribuidora de Medicamentos – pharmaceutical industry – Member of the Audit Committee – since 2009.

TIM Participações S.A. – telecommunications industry – Alternate Member of the Fiscal Council – since April 2008.

Companhia Providência Indústria e Comércio S.A. – manufacture and sale of nonwovens – Effective Member of the Audit Committee – from April 2010 to April 2012.

AES Tietê S.A. – energy sector – Alternate Member of the Audit Committee – from April 2010 to April 2011.

Federação das Associações Comerciais e de Serviços do Rio Grande do Sul – nonprofit organization:
Vice-Chairman Financial Administrative – since April 2012.
Vice-Chairman – from April 2010 to April 2012.
Effective Member of the Audit Committee – from April 2006 to April 2010.

Associação Comercial de Porto Alegre – representation of merchants and service providers – Effective Member of the Audit Committee – from April 2006 to April 2010.

Karsten S.A. – bed, bath and table sector – Effective Member of the Audit Committee – since April 2006 to April 2010.

Predial e Administradora Hotéis Plaza S.A. – hotel sector – Effective Member of the Audit Committee – from April 2005 to April 2010.

Banco do Estado do Rio Grande do Sul S.A. – financial sector – Independent Member of the Audit Committee – from 2004 to 2008.

Globex Utilidades S.A. – appliances and electronics stores – Alternate Member of the Audit Committee – from April 2009 to April 2010.

II – Management positions in public companies:

DHB Indústria e Comércio S.A. – manufacturer of steering systems – Effective Member of the Board of Directors – since April 2007.

Banco do Estado do Rio Grande do Sul S.A. – financial sector – Independent Member of the Board of Directors – from April 2003 to April 2011.

Renner Participações S.A. – retail sector –Member of the Board of Directors – from April 2006 to April 2009.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

JARBAS TADEU BARSANTI RIBEIRO

I – Main professional experience in last 5 years:

Regional Accounting Council of Rio de Janeiro – Professional Class Association – Efective Member of the Council – since 2014

Duke Energy International Geração Paranapanema S.A. – Energy Industry – Chairman of the Fiscal Council

Richard Saigh Indústria e Comércio S.A.– Member of the Fiscal Council

Tabu Agro Pecuária S.A. – Member of the Fiscal Council

Association of Legal Experts of the State of Rio de Janeiro – Professional Class Association – Officer and membership

Camera Supervisory, Discipline and Ethics, Professional Development and Operation of Regional Accounting Council of Rio de Janeiro – Professional Class Association – Effective Member

Jharbas Barsanti Perícias Judiciais Ltda. – Services – Legal Expert – since 1975

II – Management positions in public companies:

He has never held any management positions in public companies.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

ANNA MARIA GUIMARÃES

I – Main professional experience in last 5 years:

TCG Advisory Board (USA) – since 2014

Instituto Brasileiro de Governança Corporativa – Member of the Board of Directors and Member of Risk Management and Audit Committee – from 2012 to 2014

Renk Zanini S.A. – industrial equipment industry – Member of the Advisory Board – from 2010 to 2011

Cia. de Bebidas e Alimentos do São Francisco – consumer goods industry – Member of the Board of Directors – from April 2007 to April 2010

Cia. Têxtil Constâncio Vieira – consumer goods industry – Member of the Board of Directors – from 2005 to 2007

GUF Indústria Química e Farmacêutica – pharmaceutical industry – Member of the Board of Directors – from 2009 to 2011

II – Management positions in public companies:

Has never held any management positions in public companies.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

GUIDO VINCI

I – Main professional experience in last 5 years:

Campos Mello Advogados – Partner (Tax Lawyer) – since 2007
Campos Mello Advogados – Head of the Corporate Governance Committee

II – Management positions in public companies:

Santos Brasil Participações S.A. (handling and logistics services) – Member of the Board of Directors – From March 2009 to March 2013.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

LEONARDO PINTO HOMSY

I – Main professional experience in last 5 years:

Campos Mello Advogados – Partner (Tax Lawyer) – since 2007
Campos Mello Advogados – Member of the Corporate Governance Committee

II – Management positions in public companies:

Has never held any management positions in public companies.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

07 – Proposal of compensation for the Company's Administrators and the members of the Statutory Audit Committee of the Company, for the year of 2014 and Item 13 from the Reference Form

COMPENSATION PROPOSAL
ADMINISTRATION AND AUDIT COMMITTEE

As the proposal submitted to the Compensation Committee and the Board of Directors of TIM Participações SA ("Company"), at its meeting held on March 12, 2015, will be proposed to the General Meeting the following remuneration:

1) Board of Directors::

Proposal for a total annual compensation of R$ 2,316,000.00 (two million three hundred sixteen thousand Reais)

2) Audit Committee:

Proposal for a total annual compensation of R$ 504,000.00 (five hundred and four thousand Reais).

3) Statutory Board:

Proposal for a total annual compensation of R$ 19,865,000.00 (nineteen million eight hundred and sixty five thousand Reais), and of this total the amount paid in cash is divided into: 52% (fifty-two percent) corresponding to the remuneration fixed and 48% (forty-eight percent) to variable compensation.

4) Committees

Proposal for a total annual compensation of R$ 840,000.00 (eight hundred and forty thousand Reais)

13.1 Describe the compensation policy or practice of the Board of Directors, the statutory and non-statutory executive board, the fiscal council, the statutory committees and of the audit, risk, financing and compensation committees, addressing the following aspects:

a. objectives of the compensation policy or practice

The Company's Compensation Policy **is intended to individually value each resource, with special attention to the functions that play relevant roles to the Company's business. This contribution is evaluated by an objective analysis of the positions and a subjective analysis of the potentials and high performances.**

The organizational evaluation of the positions is made through an internal system, which classifies the positions in "bands" based in the Hay methodology (system with which the main positions of the organization are evaluated) to:

- ✓ Facilitate the comparison with the market
- ✓ Support the management and development of resources

In comparisons with the market, we use market benchmarks: compensation surveys that use information on the general market in Brazil that are conducted by large specialized consultancy firms.

Always seeking to be aligned with the Company's short, medium and long term interests, and having as basis the financial results as parameter for determination of limits of the variable compensation, the equitable relation between the results and bonuses of the Company's executives is assured.

Moreover, in the General Meetings dated August 5, 2011, and April 10, 2014, two distinct Long-Term Incentive Plans ("Long-Term Incentive Plan") of the Company were approved, which, by granting options to purchase or subscribe shares issued by the Company, aim at: (i) aligning the interests of the senior management with the shareholders' interests; (ii) implementing an integrated incentive system, in order to balance the time horizon and the nature of the objectives; and (iii) increasing the competitiveness of the senior management's compensation package.

The managers - members of the Board of Directors, members of the Fiscal Council, Officers - are compensated by the Company to which they are bound.

In the organizational structure and under the Internal Regulation of the Board of Directors, there is a specific committee to deal with the compensation of the Company's Senior Management which is the Compensation Committee, which is formed by 3 effective members of the Board of Directors. The Committee is permanent and its main duties are as follows:

a) Prepare, for the Board of Directors, the proposal for the apportionment of the total compensation established by the General Meeting among the members of the Board;

b) Submit a proposal to the Board for the compensation of the Officers, to ensure its alignment with the objective of creating value for the Company's shareholders throughout time;

c) Periodically evaluate the criteria for compensation of Officers and senior executives of the Company and, considering the CEO's opinion, prepare recommendations for the Board;

d) Monitor the application of decisions made by the competent bodies and Company policies relating to the compensation of senior executives;

e) Analyze other matters related to the compensation of Company employees, as delegated by the Board of Directors.

Under the Internal Regulation, the Committee shall report to the Board of Directors its monitoring and evaluation activity, and also, in relation to items (a) and (b) above, the Committee shall report to the Board of Directors, before the Board Meeting which is held after the Annual General Meeting.

In addition to the powers mentioned above, such Compensation Committee may also assist the Board of Directors in relation to the functions determined in the Long Term Incentive Plan.

Board of Directors:

The compensation practice only addresses the payment of monthly fixed fees.

Fiscal Council:

The compensation practice only addresses the payment of monthly fixed fees.

Statutory Officers:

The compensation practice addresses the payment of monthly fixed fees, direct and indirect benefits, in addition to variable compensation via the profit sharing program.

Non-Statutory Officers:

The compensation practice addresses the payment of salaries, direct and indirect benefits, in addition to variable compensation via the profit sharing program.

Nevertheless the compensation practice described above, related to each one of the management bodies of the Company, on August 5, 2011 and April 10, 2014 the creation of Long Term Incentive Plans was approved, which plans established general terms and conditions for the issue of options relating to the purchase of shares by members of the Company's senior management, in order to supplement and readjust such compensation.

b. compensation composition, indicating:

i. description of the compensation elements and the objectives of each element

The Compensation of the Executive Board comprises 3 elements, with different degrees of relevance, based on the impacts they may cause to the results of the Company, as follows:

1) Fixed compensation:

Its purpose is to value the strategic role (position size) and also the subjective characteristics (strategic potential), based on the market.

2) Variable Compensation:

Its purpose is to reward the executives based on expected and achieved results. The variable compensation is subdivided in two groups, as follows:

2.1) MBO

MBO - *Management By Objectives* - is the short term variable compensation program, based on strategic indicators for the Company's business, containing goals and objectives, both organizational and business and functional, resulting in the rewarding and valuing of the annual results achieved.

- **Mutual Corporate Objective:** objectives related to economic and financial indicators of the Company.
- **Business-Specific Corporate Objective:** objectives related to the Company's business, with high strategic relevance for each business unit.
- **Multifunctional Objective**: objectives derived from the collective corporate objectives based on a multifunctional contribution logic.
- **Individual Objective:** specific objective related to the employee's area of operation, whose results strongly depend on individual performance.

2.2) Bonus (one-off)

Appreciation of the individual performance, which justifies the recognition of the company, especially related to tactical initiatives.

The compensation structure, as presented in this item, aims at following the market practices, mainly of the telecommunications market, being updated annually in line with market changes and the strategic planning of the Company.

3) Direct and indirect Benefits:

Their purpose is to increase the value received by the executives, aiming at attracting and retaining them in the company.

Long Term Incentive Plan:

The Company also has a stock-based compensation plan for senior managers and employees holding key positions in the Company. Such plan created an incentive mechanism in the long term, which intends to: (i) align the interests of senior management with the shareholders' interests; (ii) implement an integrated incentive system, in order to balance the time horizon and the nature of the objectives; and (iii) increase the competitiveness of the senior management's compensation package.

Further, it's worth noting that the Company has a Disclosure and Securities Trading Policy, under CVM Instruction No. 358/02, which is made known to each new elected member of the Company's Senior Management upon the signature of Adhesion Instrument, which is filed at the Company's head office.

The Long Term Incentive Plan establishes general terms and conditions for the issue of options relating to purchase of shares of the Company, by senior managers and those employees holding keys positions in the Company, as approved by the Board of Directors based on the proposal of the CEO and of the HR officer.

ii. what is the proportion of each element in the total compensation

Fiscal Year 2014 Actual	Board of Directors	Fiscal Council	Statutory Officers	Non-Statutory Officers
Number of full members	4.0	3.0	7.8	0
% Fixed compensation	96.31%	100%	52.96%	N/A
% Variable Compensation	3.69%	N/A	22.21%	N/A
% Compensation in purchase options	-	-	24.83%	-

In addition to the aforementioned members of the Board of Directors, there is also a quantity equivalent to 5.0 members who fully renounced their compensation during the fiscal year 2014.

iii. Calculation and adjustment Methodology of each compensation element

The compensation structure aims to follow market practices, mainly of the telecommunications market, being annually updated in line with the market operations and the strategic planning of the Company.

According to the introduction, the organizational evaluation of the positions and compensated values is made through an internal system which classifies the positions in "bands" based in the Hay methodology (system with which the main positions of the organization are evaluated).

Through this methodology, we simplify the comparison of TIM positioning with the market, in addition of supporting the management and development of the human resources.

In comparisons with themarket, we use compensation researches using information of the general market in Brazil, being conducted by large specialized consulting companies. In accordance with the result, adjustments for alignment with the market and strategy of the Company are made.

The Board of Directors' compensation consists of the following elements with various levels of relevance, according to the impacts on the Company's results, as follows:

1) Fixed compensation

The fixed remuneration is constituted by the payment of 12 installments per year, plus 13th salary to the Statutory and Non-Statutory Board which are governed by the CLT (Consolidation of Brazilian Labor Laws). The calculation and adjustment methodology of each one of the elements of the fixed compensation shall be compatible with the importance of the function inside the organizational structure, taking as a basis the market parameters as above mentioned.

2) Variable compensation

2.1) MBO

The percentage considers a 100% achievement of goals.

The main performance indicators taken into consideration in the determination of the compensation elements are the financial, economic and functional indicators, reevaluated and validated annually.

The variable compensation of the Executive Board is connected to the evolution of the performance indicators of the issuer's interest. Thereby, we have aligned the interest of the officers to the company's results.

2.2) Bonus (*one-off*)

Appreciation of individual performance, which justifies the recognition of the company, especially related to tactical initiatives.

The application of this instrument is bound to a determined salary multiple in compensation policy, where we currently grant a maximum value of up to 3.5 salaries.

3) Direct and indirect Benefits:

3.1) Private Pension

The Company has a Private Pension plan with a 1st line financial institution, Banco Itaú, which guarantees for the Senior Management of the Company the same conditions to the other participants. For nominal wages of up to R$2,620.00 the company contributes with 1% of this value. In case that the person earns a nominal wage over R$ 2,620.00, the contribution is as follows: 1% of R$ 2,620.00 plus 6.6% for the difference between R$ 2,620.00 and the nominal wage. For such contribution, the employee shall contribute, at least, the same value.

Concerning the possibility of early redemption, this can occur under the following circumstances:

In cases of invalidity or death, the beneficiary or its dependents shall receive in up-front 100% of the accumulated fund.

At any time, the participant can redeem its part of the contribution, under penalty of withdrawal by the company of part of the contribution thereof in the same proportion.

It is worth emphasizing that the Company's Private Pension Plan does not affect the members of the Board of Directors and the members of the Fiscal Council.

3.2) Benefits Package

The Company has a wide package of benefits for Senior Management, where TIM offers, according to the eligibility criteria set: a travel corporate card, functional devices, bank benefits, partnerships, extended maternity leave, extended paternity leave, extended honeymoon leave, vacation according to time in the company, health insurance, pharmaceutical aid, dental plan, supplementary pension plan, child nutrition aid, childcare support, vehicle insurance, life insurance, support for disabled children and meals tickets.

Participation in Specialized Committees:

As presented above, the Company has Specialized Committees, which report to the Board of Directors, which are, the Compensation Committee, Risks and Internal Control Committee and the Statutory Audit Committee. All the Committees are composed by members of the Board of Directors, under its Internal Regulation, with the exception of 1 (one) member of the Statutory Audit Committee. The Statutory Audit Committee is composed by at least 1 (one) member of the Board of Directors; at least 1 (one) member with recognized experience in accounting related issues; and all members must

be considered independent. It planned additional remuneration for participation in committees, linked to the effective participation of the member at meetings.

iv. reasons that justify the compensation composition

Alignment with the Company's short, medium and long term interests, and having as a basis the financial results as a parameter to define the limits of the variable compensation and the stock options plan, the equilibrium between the results and bonuses of the Company's executives is assured.

c. main performance indicators which are taken into consideration in the determination of each compensation element

Fixed Compensation - The market practices and the location are the factors considered in the determination of the amount.

Variable Compensation:

MBO - the main corporate economic/financial indicators of the Company are associated with this compensation instrument: EBITDA, Net Income (after deduction of the minority shareholders' share), Net Financial Position of the Telecom Italia Group, Net Revenue from Services, and the EBITDA (-) CAPEX ratio. Through this instrument, we aim at reaching/exceeding the goals and objectives of the organization.

Bonus (one-off) - Valuation of the individual performance, which justifies the recognition of the company. The application of this instrument is not bound to quantitative and predefined objectives. One of the assumptions is, for example, that the employee was well-evaluated in the Performance Management Program of the company.

Long Term Incentive Plan - The compensations are made based on cumulative performance periods and in case the objectives are not achieved in a certain year, the options may be effected in later periods, provided that the accumulated minimum conditions are met.

d. how the compensation is structured to reflect the evolution of performance indicators

Through the variable compensation instrument and the Long Term Incentive Plan, where we tie the Company's economic objectives to the goals provided in the organization.

e. how is the compensation policy or practice aligned with the issuer short, medium and long term interests

Always seeking to be aligned to the short, medium and long term interests of the Company, and, therefore, we tie our programs to the financial/economic indicators in which we reward in function of the results achieved.

Moreover, in order to implement an incentive system where there is, in addition to the short, medium and long term balance, the alignment of the company's management interests with the shareholders' interests, the Company developed and approved in General Meeting the Long Term Incentive Plan.

f. existence of compensation supported by subsidiaries, controlled companies or direct or indirect parent companies

The officers of the Company (including the expatriated ones) as a result of the activities performed to the Company and its Subsidiaries, have its compensation fully supported by its Subsidiary TIM Celular S.A. For the members of the Board of Directors and the Fiscal Council, when compensated, this compensation is fully supported by the Company.

Statutory Executive Board	Budgeted 2014	Actual 2014
Number of members	9	7.8
Values in R$		
Total Annual Compensation	**21,800,000.00**	**13,948,337**

Fiscal Year 2014 Actual	Statutory Executive Board
Number of members	7.8
Values in R$	
Fixed annual compensation	**8,386,841**
Salary or compensation for work	6,236,110
Direct and Indirect Benefits	1,150,731
Participation in committees	n/a
Other	n/a
Variable compensation	**3,097,967**
Bonus	3,097,967
Profit Sharing	n/a
Participation in Meetings	n/a
Commissions	n/a
Other	n/a
Post-Employment Benefits	**n/a**
Benefits for the termination of the term of office	**n/a**
Compensation based on shares	**3,463,529**

Fiscal Year 2015 Budgeted	Statutory Executive Board
Number of members	9.0
Values in R$	
Fixed annual compensation	**9,540,000**
Salary or compensation for work	7,915,000
Direct and Indirect Benefits	1,625,000
Participation in committees	n/a
Other	n/a
Variable compensation	**7,305,000**
Bonus	7,305,000
Profit Sharing	n/a
Participation in Meetings	n/a
Commissions	n/a
Other	n/a
Post-Employment Benefits	**n/a**
Benefits for the termination of the term of office	**n/a**
Compensation based on shares	**3,020,000**

Board of Directors	Budgeted 2014	Actual 2014
Number of members	9	4.0
Values in R$		
Total Annual Compensation	**1,992,000**	**948,300**

Fiscal Year 2014 Actual	Statutory Executive Board
Number of members	4.0
Values in R$	
Fixed annual compensation	**913,300**
Salary or compensation for work	913,300

Direct and Indirect Benefits	n/a
Participation in committees	n/a
Other	n/a
Variable compensation	**35,000**
Bonus	35,000
Profit Sharing	n/a
Participation in Meetings	35,000
Commissions	n/a
Other	n/a
Post-Employment Benefits	**n/a**
Benefits for the termination of the term of office	**n/a**
Compensation based on shares	**n/a**

In addition to the aforementioned members of the Board of Directors, there is also a quantity equivalent to 5.0 members who fully renounced their compensation during the fiscal year 2014.

Fiscal Year 2015 Budgeted	Statutory Executive Board
Number of members	10.0
Values in R$	
Fixed annual compensation	**2,316,000**
Salary or compensation for work	2,316,000
Direct and Indirect Benefits	n/a
Participation in committees	n/a
Other	n/a
Variable compensation	**840,000**
Bonus	n/a
Profit Sharing	n/a
Participation in Meetings	840,000
Commissions	n/a
Other	n/a
Post-Employment Benefits	**n/a**
Benefits for the termination of the term of office	**n/a**
Compensation based on shares	**n/a**

Fiscal Council	Budgeted 2014	Actual 2014
Number of members	5	3.0
Values in R$		
Total Annual Compensation	**840,00**	**606,667**

Fiscal Year 2014 Actual	Statutory Executive Board
Number of members	3.0
Values in R$	
Fixed annual compensation	**606,667**
Salary or compensation for work	606,667
Direct and Indirect Benefits	n/a
Participation in committees	n/a
Other	n/a
Variable compensation	**n/a**
Bonus	n/a
Profit Sharing	n/a
Participation in Meetings	n/a
Commissions	n/a
Other	n/a
Post-Employment Benefits	**n/a**

Benefits for the termination of the term of office	n/a
Compensation based on shares	n/a

Fiscal Year 2015 Budgeted	Statutory Executive Board
Number of members	3.0
Values in R$	
Fixed annual compensation	**504,000**
Salary or compensation for work	504,000
Direct and Indirect Benefits	n/a
Participation in committees	n/a
Other	n/a
Variable compensation	**n/a**
Bonus	n/a
Profit Sharing	n/a
Participation in Meetings	n/a
Commissions	n/a
Other	n/a
Post-Employment Benefits	**n/a**
Benefits for the termination of the term of office	**n/a**
Compensation based on shares	**n/a**

g. existence of any compensation or benefit related to the occurrence of certain corporate event, such as disposal of the corporate control of the issuer

The Company does not stipulate compensation or benefit linked to the occurrence of corporate event.

13.3. In relation to the variable compensation of the 3 last fiscal years and to the expected compensation for the current fiscal year of the board of directors, of the statutory executive board and of the Fiscal Council, prepare a table with the following content:

Fiscal Year 2013 Actual	Board of Directors	Fiscal Council	Statutory Executive Board	Total
Number of members	4.25	4.00	9.50	17.75
Values in R$				
MBO	0	0	0	0
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0
Bonus *(one-off)*	0	0	0	0
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0

Fiscal Year 2014 Actual	Board of Directors	Fiscal Council	Statutory Executive Board	Total
Number of members	4.0	3.0	7.8	19.8
Values in R$				
MBO	0	0	0	0
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0
Bonus *(one-off)*	0	0	0	0
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0

In addition to the aforementioned members of the Board of Directors, there is also a quantity equivalent to 5.0 members who fully renounced their compensation during the fiscal year 2014.

Budgeted 2015 Actual	Board of Directors	Fiscal Council	Statutory Executive Board	Total
Number of members	10	3	9	22
Values in R$				
MBO	0	0	0	0
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0
Bonus *(one-off)*	0	0	0	0
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0

The values for MBO and Bonus (one-off) programs of the Statutory Executive Board are directly related to the controlled companies of which its members are part.

13.4. In relation to the stock-based compensation plan of the board of directors and of the Statutory Board, in force in the last fiscal year and provided for the current fiscal year, describe:

a. General terms and conditions

In the General Annual Meeting carried out on August 5, 2011, we have approved the Long Term Incentive Plan, which consists of a grant of stocks purchase options ("Plan"). In the scope of the Plan, directors and associates of the Company and its subsidiaries ("Beneficiaries") are eligible to receive a purchase or subscription option of our shares by entering into a stock purchase/subscription agreement ("Stock Option Agreement"), which shall specify: (a) the number of shares under the option; (b) the conditions to acquire the right to effect the option; (c) the final term to effect the option, in view of the limit of 6 years from the date of grant; and (d) the criteria for definition of the strike price and payment conditions.

In the Extraordinary General Meeting held on April 10, 2014, we approved a new Long Term Incentive Plan, which follows the same characteristics mentioned above.

The plans are managed by our Board of Directors, who may delegate the attributions to our Compensation Committee, observed the terms of the Plan and the limits set in law and on our by-laws. Under these terms, the Board of Directors can:

(i) decide on all and any steps required for the management of the Plan, interpretation, detailing and application of the general rules established therein;

(ii) modify the terms and conditions of granted options with the purpose to adapt them to any requirements which may be necessary by any applicable legal or regulatory change to the Plan or the Stock Option Agreement;

(iii) analyze exceptional cases arising from, or related to the Plan; and

(iv) select Beneficiaries, at its sole discretion, as provided in the Plan.

The Board of Directors shall not, except where expressly authorized under the Plan: (i) increase the total limit of shares which can be issued for the exercise of granted options; (ii) change the provisions on the eligibility of Beneficiaries; or (iii) without consent of the holder, to change or offend any rights or duties arising from Stock Option Agreements signed with any Beneficiaries.

With the intention to satisfy the exercise of the options granted as provided in the Plan, the Company might, at the discretion of the Board of Directors: (a) issue new shares within the limits of authorized capital, or (ii) sell to the Beneficiary shares held in treasury.

The grant of options to the Beneficiaries shall be carried out in the course of 3 years counted from the date of approval of the Plan, and the Board of Directors shall define the time and periodicity of the grants.

The Options granted as provided in the Plan can be exercised by the Beneficiaries with observance of the minimum grace periods set forth:

(a) up to 33% of the shares which are the object of the option can be acquired or subscribed one year after the execution of the Stock Option Agreement;

(b) up to 66% of the shares which are the object of the option can be acquired or subscribed two years after the execution of the Stock Option Agreement; and

(c) all shares which are the object of the option can be acquired or subscribed three years after the execution of the Stock Option Agreement.

No Beneficiary shall have any rights or privileges of shareholder of the Company up until the options are properly exercised and the shares which are the object of such options are subscribed or acquired and fully paid off.

The taxes and charges related to the resulting financial benefit of the exercise of the options will be of exclusive responsibility of the respective Beneficiaries.

The grant of options as provided in the Plan shall not keep the Company from participating in corporate reorganization operations, such as transformations, incorporations, mergers, or splits, and

the Board of Directors shall decide on the effects of the corporate reorganization for the options granted to the date of the event.

In the event of changes to the number of shares issued by the Company, as a result of capital increase or reduction, grouping, split, bonus, conversion of shares of a kind or class into another or conversion of other securities issued by the company as shares, the options and the strike price shall be equally adjusted by the Board of Directors, so as to avoid any distortions and losses to the Company, Shareholders and Beneficiaries.

b. Main objectives of the plan

The Plan is mainly intended to: (i) align the interests of our management with the shareholders' interests (performance and creation of value and strengthen the long term commitment; (ii) create an integrated incentive system, so as to balance time (short vs long term) and the nature of objectives (industry vs stocks); (iii) improve the competitiveness of the compensation of our executives; and (iv) be an important instrument of retention.

c. How the plan contributes to these objectives

When making possible that Beneficiaries become our shareholders in special conditions, we expect to encourage them to effectively commit themselves to the creation of value and to carry out their duties aligned with the shareholders' interests, the social objectives and our growth plans, thereby maximizing our profit and generating a long term relationship with our Company. The grant of options and/or the subscription of shares encourage the Beneficiaries, as a result of the commitment of their own resources, to seek immediate gains for the shares, however without compromising growth and future gains. Furthermore, this model allows sharing our risks and our profits, by the valorization of the shares acquired under our stocks plan. Additionally, the adopted model is expected to be efficient as a mechanism of retention of managers and employees.

d. How does the plan fits into the issuer compensation policy

The Plan fits into our Compensation Policy, which seeks, in addition fair compensation reflecting performance, to adequately compensate the competence and responsibility of executives who stand out for significantly contributing to the performance of the Company, or whose employment is of vital importance to the successful execution of the Company's plans and strategies.

The options granted under the Long Term Incentive Plan, as well as its exercise by the Beneficiaries, are not anyhow related to their compensation, whether fixed or variable or any profit sharing.

e. How the plan aligns the interests of the managers and of the issuer in short, medium and long term

The grants carried out based on the Plan have different mechanisms which allow the alignment of managers' interests at different times. The possibility our Board of Directors has to determine the opportunity when the Stock Option Agreements may be completed causes the Beneficiaries to commit with the constant increase in the value of our stocks in the short, medium and long run.

f. Maximum number of shares covered

The options granted under the Plan, both the ones exercised and not exercised, and disregarding the ones cancelled under the Plan, can give rights over a number of shares to the limit of 2% of the total shares issued by the Company during the Plan, as long as the total number of shares issued or likely to be issued under the Plan is kept within the capital stock limit authorized by the Company.

g. Maximum number of options to be granted

The number of options to be granted shall be determined by the Board of Directors, based on the proposal issued by the Compensation Committee. Anyhow, each Stock Option Agreement shall

ensure the beneficiary the right to purchase and/or subscribe at least one share issued by us so that the maximum number of granted shares is directly related to the limit provided in item "f" above.

h. Conditions for the acquisition of shares

The conditions for the acquisition of shares, as provided in the Plan, shall be provided in the Stock Option Agreement to be entered into by each one of the Beneficiaries. The Board of Directors might treat differently Beneficiaries who are in a similar position, not being obliged under any equality rules or alike to extend to other Beneficiaries any condition or resolution found applicable to only one or more Beneficiaries.

i. Criteria for establishment of the acquisition price or strike price

The strike price of the granted options ("Strike Price") shall be established by the Board of Directors based on the recommendation of the Compensation Committee as well as on the following variables in accordance with the respective plans:

1. **2011 – 2013 Plan**

(i) Date of Measurement of the Base Price of the Share: date, to be defined by the Board of Directors, prior to the grant of the options in the scope of the Plan, to define the Base Price per Share;

(ii) Base Price of the Share: it can vary according to the Grant, as follows:

1st **Grant**: average value of the shares issued by us, weighted according to the daily volume of transactions carried out in the last 30 days at BM&FBOVESPA, immediately preceding the Measurement Date of the Base Price of the Share;

2nd **Grant**: average value of the shares issued by us, weighted according to the daily volume of transactions carried out at BM&FBOVESPA during the two months immediately preceding the Measurement Date of the Base Price of the Share;

3rd **Grant**: average value of the shares issued by us, weighted according to the daily volume of transactions carried out in the last 30 days at BM&FBOVESPA, immediately preceding the Measurement Date of the Base Price of the Share;

(iii) Measurement Date: date to be defined by the Board of Directors, prior to the initial term of the period of shares granted under the Plan (as set out in the respective Stock Option Agreements), to check *Relative Performance* and *Absolute Performance* indicators, Comparative Index of *Relative Performance* and other indicators required to check the Strike Price;

(iv) Similar Companies: companies of the telecommunications sector and other related sectors, as defined by the Board of Directors;

(v) Comparative Index of *Relative Performance*:

1st **Grant:** weighted average for capitalization at stock markets of the absolute performance of shares issued by Similar Companies and the variation of indexes representing a securities portfolio, chosen by the Board and according to pre-defined weights, between the Measurement Data of the Stock Base Price and the Measurement Date The performance of each component of the Comparative Index of Relative Performance shall be defined according to the daily volume of transactions in the thirty (30) days immediately preceding the Measurement Date of the Base Price for the Period and in the thirty (30) days immediately preceding the Measurement Date. In the event of extraordinary events which might affect the regular course of transactions with stock and indexes referred to herein and which hinder the objective comparison of data, the Board, at its full discretion, might replace them by Ibovespa;

2nd Grant: weighted average of the absolute performance of shares issued by Similar Companies and the variation of indexes representing a securities portfolio, chosen by the Board and according to pre-defined weights, between the Measurement Data of the Stock Base Price and the Measurement Date. The performance of each component of the Comparative Index of Relative Performance shall be defined according to the daily volume of transactions in the two (02) months immediately preceding the Measurement Date of the Base Price for the Period and in the two (02) months immediately preceding the Measurement Date. In the event of extraordinary events which might affect the regular course of transactions with stock and indexes referred to herein and which hinder the objective comparison of data, the Board, at its full discretion, might replace them by Ibovespa;

3rd Grant: weighted average for capitalization at stock markets of the absolute performance of shares issued by Similar Companies and the variation of indexes representing a securities portfolio, chosen by the Board and according to pre-defined weights, between the Measurement Data of the Stock Base Price and the Measurement Date The performance of each component of the Comparative Index of Relative Performance shall be defined according to the daily volume of transactions in the thirty (30) days immediately preceding the Measurement Date of the Base Price for the Period and in the thirty (30) days immediately preceding the Measurement Date. In the event of extraordinary events which might affect the regular course TIM PARTICIPAÇÕES S.A. of transactions with stock and indexes referred to herein and which hinder the objective comparison of data, the Board, at its full discretion, might replace them by Ibovespa;

(vi) Absolute *Performance*:

1st Grant: percentage of variation between the Stock Base Price and the average Stocks value, weighted according to the daily volume of transactions carried out in the last 30 days at BM&FBOVESPA, immediately preceding the Measurement Date;

2nd Grant: percentage of variation between the Stock Base Price and the average Stocks value, weighted according to the daily volume of transactions carried out at BM&FBOVESPA during the two (02) months immediately preceding the Measurement Date;

3rd Grant: percentage of variation between the Stock Base Price and the average Stocks value, weighted according to the daily volume of transactions carried out in the last 30 days at BM&FBOVESPA, immediately before the Measurement Date; and

(vii) Relative Performance: quotient resulting from the division of the Absolute Performance by the Comparative Index of Relative *Performance*.

In the event the Relative Performance is between Minimum Goal of Relative Performance and the Goal of Relative Performance, the Strike Price shall be positively adjusted according to the percentages recommended by the Compensation Committee and defined by the Board, limiting such adjustment at 4% of the Stock Base Price.

In case that the Relative Performance is above of the Goal of Relative Performance, the Strike Price will be adjusted negatively in agreement with the percentages that may come to be recommended by the Committee of Remuneration and to be defined by the Board of Directors, limited such adjustment to 10% of the Stock Base Price.

1. 2014 – 2016 Plan

(i) Date of Measurement of the Base Price of the Share: date, to be defined by the Board of Directors, prior to the grant of the options in the scope of the Plan, to define the Base Price per Share;

(ii) Base Price of the Share: it can vary according to the Grant, as follows:

1st Grant: average value of the shares issued by us, weighted according to the daily volume of transactions carried out in the last 30 days at BM&FBOVESPA, immediately preceding the Measurement Date of the Base Price of the Share.

(iii) Date of Measurement: date to be determined by the Board of Directors, prior to the initial term of the period of the options granted in the scope of the Plan (as stipulated in the respective Stock Option Agreements), to calculate the TIM's positioning relative to the benchmark panel, taking into account the TSR (Total Shareholder Return), necessary for the calculation of the Strike Price.

(iv) Similar Companies: companies of the telecommunications sector and other related sectors, as defined by the Board of Directors;

(v) Total Shareholder Return (TSR): concept used to compare the performance of Shares from different companies in certain time intervals, combining the price variation of Shares and Dividends to demonstrate the return provided to shareholders. It is calculated using the following formula: (Final Share Price – Initial Share Price + Dividends) / Initial Share Price. For the purpose of gauging this indicator, when a company has more than one type of share, the result of the TSR of each is weighted by its total market value (Share volume x Share price), having as reference the Initial Share Price period;

(vi) Absolute *Performance*:

1st **Grant:** the model defined in this Plan does not take into account absolute performance.

(vii) Relative Share Performance: share performance ranking, comprising the shares of TIM Participações S/A and Similar Companies and/or indexes representative of securities portfolios, calculated through the concept of Total Shareholder Return.

If the position reached by the Company's Shares is between the last position and median position, the Base Price of the Fiscal Year will be positively adjusted according to the percentages listed in appendix I, limited to:

(a) 5% of the Base Share Price for the 1st Grace Period;

(b) 10% of the Base Share Price for the 2nd Grace Period;

(c) 15% of the Base Share Price for the 3rd Grace Period;

If the position reached by the Company's Shares is between the first position and median position, the Base Price of the Fiscal Year will be negatively adjusted according to the percentages listed in appendix I, limited to:

(a) -5% of the Base Share Price for the 1st Grace Period;

(b) -10% of the Base Share Price for the 2nd Grace Period;

(c) -15% of the Base Share Price for the 3rd Grace Period;

If the position reached by the Company's Shares is the last position, the Beneficiary's right will be abolished over 25% of Options maturing at that moment.

j. Criteria for the establishment of exercise term

The Board shall set the deadline for the individual exercise of the stock options by each Beneficiary under the respective Stock Option Agreements. However, under the rules of the Plan, the term to exercise the options shall be 6 years at most, from the date of the grant.

k. Settlement Method

The payment for the Strike Price shall be cash, upon acquisition, with resources from the Beneficiary.

Alternatively, in case the bond of the Beneficiary with the Company is in force, the Board might: (i) approve for the Beneficiary a period of up to 5 days for the payment of the Strike Price; or (II) approve

a credit facility for the Beneficiary which, at the discretion of the Board, might be formalized by the issuance of a Promissory Note *pro soluto*, issued by the Beneficiary for the Company.

In the event of financing by the Company, the Beneficiary shall pay within 5 days (for fiscal years relating to the Plano 2011 – 2013 Plan) or 10 business days (for fiscal years relating to the 2014 – 2016 Plan), which the Beneficiary can do with the product of the sale of the shares which are the object of the Stock Options Plan.

l. Restrictions to the transfer of shares

The Board, at its sole discretion, may restrict the transfer of shares acquired or subscribed through the exercise or subscription of the options of shares issued by us.

m. Criteria and events which, when verified, shall cause the suspension, alteration or extinction of the plan

Without prejudice to the requirements of the Plan or any of the Stock Option Agreements, the options granted under the Plan shall be automatically extinguished, ceasing all effects of full right, in the following cases:

(i) by means of its full exercise;

(ii) after the term of validity of the options;

(iii) by means of dissolution of the Stock Option Agreement;

(iv) if the Company is dissolved, settled or bankruptcy is pronounced;

(v) at any time at the discretion of the Board or whenever situations are found which, under current law, restrict or obstruct the negotiation of shares by the Beneficiaries; and

(vi) in the event the Beneficiary withdraws, as provided in item "n" below.

n. Effects of the resignation of the manager from the Company on its rights provided in the stock based compensation plan

In case the Beneficiary resigns on his own will, or in case the term of office is over, or the labor/services agreement is terminated by decision of the Company and without the occurrence of a fair reason (or without the occurrence of facts which would constitute fair reason should the Beneficiary be an employee of the Company), the rights arising from the option which cannot be exercised in the date of termination, pursuant to the rules of the Stock Option Agreement, shall be automatically extinguished, for all purposes of law, regardless of previous notice or compensation. As for the option whose rights can be exercised by the Beneficiary in the date of termination, such rights can be exercised within 30 days counting from the date of termination, under penalty of decay, for all purposes of law, regardless of previous notice or compensation. In case any of the grace periods provided under the Plan is over and, simultaneously, one of the option exercise periods is not in course, the Beneficiary might exercise the option in the exercise period after the termination, applying the same conditions set forth to define the Strike Price in such exercise period and limiting the option exercise to the number of shares ready to be subscribed or acquired in the date of termination. Nevertheless, the Board might exceptionally anticipate the exercise period for the options granted to the Beneficiaries who left the Company for the aforementioned reasons

In the event of withdrawal by initiative of the Company during the period of up to 12 months from the date of the event characterizing the transfer of shareholding control of the Company, the Beneficiary may fully exercise the option, regarding the rights which can be exercised as well as those which cannot yet be exercised at the time of withdrawal, whereas the Board shall take the required measures for that end, which includes the definitions of conditions for the exercise of options.

In case the term of office is over or the labor/services agreement is terminated by decision of the Company for a fair reason (or with the occurrence of facts which would constitute fair reason should the Beneficiary be an employee of the Company), all and any rights arising from the stock option agreement shall be automatically extinguished, for all purposes of law, regardless of previous notice or compensation.

In case the Beneficiary leaves for retirement, the Beneficiary may exercise the option concerning the rights which can be exercised at the moment of withdrawal, according to the rules of the Stock Option Agreement, within one year counting from the date of withdrawal, under penalty of decay, for all purposes of law, regardless of previous notice or compensation.

In case the Beneficiary leaves for permanent disability, the Beneficiary may fully exercise the option concerning the rights which can be exercised or cannot yet be exercised at the moment of withdrawal, according to the rules of the Stock Option Agreement, within 1 year counting from the date of withdrawal, under penalty of decay, for all purposes of law, regardless of previous notice or compensation.

In case the death of the Beneficiary, his/her heirs and successors may fully exercise the option concerning the rights which can be exercised or which cannot yet be exercised at the moment of decease, according to the rules of the Stock Option Agreement, within one year counting from the date of decease, under penalty of decay, for all purposes of law, regardless of previous notice or compensation.

For the purposes of the Plan, there shall be no withdrawal when the Beneficiaries are simply reallocated into another company from the same group, which shall be construed as any direct and indirect parent, subsidiary, colligated or subject to common control of the Company

13.5. Inform the amount of shares or membership interests directly or indirectly held, in Brazil or abroad, and other securities convertible in shares or membership interests, issued by the issuer, its direct or indirect parent companies, subsidiaries or under common control, by members of the board of directors, the statutory executive board or the fiscal council, grouped by agency, on the date of closing of the last fiscal year

On December 31, 2014:

Board of Directors		
Securities /	Characteristics of the Bonds	Quantity
Shares	Ordinary Nominative	0

Directors		
Securities /	Characteristics of the Bonds	Quantity
Shares	Ordinary Nominative	11,310

Fiscal Council		
Securities /	Characteristics of the Bonds	Quantity
Shares	Ordinary Nominative	73

13.6. **In relation to the stock based compensation recognized in the result of the 3 last fiscal years and to the compensation provided for the current fiscal year for the board of directors and the statutory executive board, prepare a table including the following content:**

* The members of the Board of Directors shall not have compensations based on stocks.

Fiscal Year 2011	Statutory Executive Board
Number of members	9
Concerning the grant of stock purchase options	
i. Date of Grant	August/2011
ii. Amount of options granted	**1,667,215**
iii. Term for the options to be exercised	1/3 on 5/Aug/2012; 1/3 on 5/Aug/2013 and 1/3 on 5/Aug/2014
iv. Maximum term for the exercise of the options	5/Aug/2017
v. Term of restriction to the transfer of shares	Not applicable
vi. weighted average strike price of each one of the following groups of options:	
pending at the beginning of the fiscal year	R$ 8.84
lost during the fiscal year	Not applicable
exercised during the fiscal year	Not applicable
expired during the fiscal year	Not applicable
Fair value of the options on the date of grant	**R$ 6,474,352**
Potential dilution in case of exercise of all options granted	**1.1%**

Fiscal Year 2012	Statutory Executive Board
Number of members	8
Concerning the grant of stock purchase options	
i. Date of Grant	September/2012
ii. Amount of options granted	**1,686,479**
iii. Term for the options to be exercised	1/3 on 5/Sep/2013; 1/3 on 5/Sep/2014 and 1/3 on 5/Sep/2015
iv. Maximum term for the exercise of the options	5/Sep/2018
v. Term of restriction to the transfer of shares	Not applicable
vi. weighted average strike price of each one of the following groups of options:	
pending at the beginning of the fiscal year	R$ 8.96
lost during the fiscal year	Not applicable
exercised during the fiscal year	Not applicable
expired during the fiscal year	Not applicable
Fair value of the options on the date of grant	**R$ 6,318,675**
Potential dilution in case of exercise of all options granted	**1.1%**

Fiscal Year 2013	Statutory Executive Board
Number of members	9
Concerning the grant of stock purchase options	
i. Date of Grant	Jul/2013
ii. Amount of options granted	**2,043,626**
iii. Term for the options to be exercised	1/3 on 30/ Jul /2014; 1/3 on 30/ Jul /2015 and 1/3 on 30/ Jul /2016
iv. Maximum term for the exercise of the options	30/ Jul /2019
v. Term of restriction to the transfer of shares	Not applicable
vi. weighted average strike price of each one of the following groups of options:	
pending at the beginning of the fiscal year	R$ 8.13
lost during the fiscal year	Not applicable
exercised during the fiscal year	Not applicable
expired during the fiscal year	Not applicable
Fair value of the options on the date of grant	**R$ 6,164,940**
Potential dilution in case of exercise of all options granted	**0.08%**

Fiscal Year 2014	Statutory Executive Board
Number of members	**7**
Concerning the grant of stock purchase options	
i. Date of Grant	Sep/2014
ii. Amount of options granted	**717,450**
iii. Term for the options to be exercised	1/3 on 29/ Sep /2015; 1/3 on 29/ Sep /2016 and 1/3 on 29/ Sep /2017
iv. Maximum term for the exercise of the options	29/Sep/2020
v. Term of restriction to the transfer of shares	Not applicable
vi. weighted average strike price of each one of the following groups of options:	
pending at the beginning of the fiscal year	R$ 13.42
lost during the fiscal year	Not applicable
exercised during the fiscal year	Not applicable
expired during the fiscal year	Not applicable
Fair value of the options on the date of grant	**R$9,441,642.00**
Potential dilution in case of exercise of all options granted	**0.03%**

It is worth highlighting that in the fiscal years ended December 31, 2010 and 2009 we did not have a purchase option plan.

13.7. Concerning the outstanding options of the board of directors and of the statutory executive board at the end of the fiscal year, prepare a table with the following content:

2014:

- 1st Grant –2011 – 2013 Plan

Options pending at the end of the fiscal year ended on 12/31/2014	Statutory Executive Board
No. of members	9
Options which cannot yet be exercised	
Quantity	**1,667,215**
Date due to be able to be exercised	1/3 on 5/Aug/2012; 1/3 on 5/Aug/2013 and 1/3 on 5/Aug/2014
Maximum term for the exercise of the options	5/Aug/2017
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	7.9564
Fair value of stock options on the last day of the fiscal year	**R$ 6,374,763.27**
Options to exercise	
Quantity	0
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	N/A
Fair value of total stock options on the last day of the fiscal year	**R$ 6,374,763.27**

- 2nd Grant – Plano 2011 - 2013

Options pending at the end of the fiscal year ended on 12/31/2014	Statutory Executive Board
No. of members	8
Options which cannot yet be exercised	
Quantity	**1,686,479**
Date due to be able to be exercised	1/3 on 5/Sep/2013; 1/3 on 5/Sep/2014 and 1/3 on 5/Sep/2015
Maximum term for the exercise of the options	5/Sep/2018
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	R$ 8.0614
Fair value of stock options on the last day of the fiscal year	**R$ 6,271,340.81**
Options to exercise	
Quantity	0
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	N/A
Fair value of total stock options on the last day of the fiscal year	**R$ 6,271,340.81**

- 3rd Grant – Plano 2011 - 2013

Options pending at the end of the fiscal year ended on 12/31/2014	Statutory Executive Board
No. of members	9
Options which cannot yet be exercised	
Quantity	**2,043,626**
Date due to be able to be exercised	1/3 on 30/Jul/2014; 1/3 on 30/Jul/2015 and 1/3 on 30/Jul/2016
Maximum term for the exercise of the options	30/Jul/2019
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	R$ 7.3214
Fair value of stock options on the last day of the fiscal year	**R$ 7,519,335.27**
Options to exercise	
Quantity	0
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	N/A
Fair value of total stock options on the last day of the fiscal year	**R$ 7,519,335.27**

- 1st Grant – Plano 2014 - 2016

Options pending at the end of the fiscal year ended on 12/31/2014	Statutory Executive Board
No. of members	7
Options which cannot yet be exercised	
Quantity	**717,450**
Date due to be able to be exercised	11/3 on 29/Sep/2015; 1/3 on 29/Sep/2016 and 1/3 on 29/Sep/2017
Maximum term for the exercise of the options	29/Sep/2020
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	R$ 13.42
Fair value of stock options on the last day of the fiscal year	**N/A**
Options to exercise	
Quantity	0
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	N/A
Fair value of total stock options on the last day of the fiscal year	**R$ N/A**

2013:

- 1st Grant

Options pending at the end of the fiscal year ended on 12/31/2013	Statutory Executive Board
No. of members	9
Options which cannot yet be exercised	
Quantity	**1,667,215**
Date due to be able to be exercised	1/3 on 5/Aug/2012; 1/3 on 5/Aug/2013 and 1/3 on 5/Aug/2014
Maximum term for the exercise of the options	5/Aug/2017
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	8.84
Fair value of stock options on the last day of the fiscal year	**R$ 5,818,580.35**
Options to exercise	
Quantity	0
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	N/A
Fair value of total stock options on the last day of the fiscal year	**R$ 5,818,580.35**

- 2nd Grant

Options pending at the end of the fiscal year ended on 12/31/2013	Statutory Executive Board
No. of members	8
Options which cannot yet be exercised	
Quantity	**1,686,479**
Date due to be able to be exercised	1/3 on 5/Sep/2013; 1/3 on 5/Sep/2014 and 1/3 on 5/Sep/2015
Maximum term for the exercise of the options	5/Sep/2018
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	R$ 8.96
Fair value of stock options on the last day of the fiscal year	**R$ 5,885,811.71**
Options to exercise	
Quantity	0
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	N/A
Fair value of total stock options on the last day of the fiscal year	**R$ 5,885,811.71**

- 3rd Grant

Options pending at the end of the fiscal year ended on 12/31/2013	Statutory Executive Board
No. of members	9
Options which cannot yet be exercised	
Quantity	**2,043,626**
Date due to be able to be exercised	1/3 on 30/Jul/2014; 1/3 on 30/Jul/2015 and 1/3 on 30/Jul/2016
Maximum term for the exercise of the options	30/Jul/2019
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	R$ 8.13
Fair value of stock options on the last day of the fiscal year	**R$ 8,583,229.20**
Options to exercise	
Quantity	0
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	N/A
Fair value of total stock options on the last day of the fiscal year	**R$ 8,583,229.20**

2012:

1st Grant

Options pending at the end of the fiscal year ended on 12/31/2013	Statutory Executive Board
No. of members	9
Options which cannot yet be exercised	
Quantity	**1,667,215**
Date due to be able to be exercised	1/3 on 5/Aug/2012; 1/3 on 5/Aug/2013 and 1/3 on 5/Aug/2014
Maximum term for the exercise of the options	5/Aug/2017
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	8.84
Fair value of stock options on the last day of the fiscal year	**R$ 7,002,303.00**
Options to exercise	
Quantity	0
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	N/A
Fair value of total stock options on the last day of the fiscal year	**R$ 7,002,303.00**

2nd Grant

Options pending at the end of the fiscal year ended on 12/31/2012	Statutory Executive Board
No. of members	8
Options which cannot yet be exercised	
Quantity	**1,686,479**
Date due to be able to be exercised	1/3 on 1/Sep/2013; 1/3 on 1/Sep/2014 and 1/3 on 1/Sep/2015
Maximum term for the exercise of the options	1/Sep/2019
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	8.96
Fair value of stock options on the last day of the fiscal year	**N/A**
Options to exercise	
Quantity	0
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	N/A
Fair value of total stock options on the last day of the fiscal year	**N/A**

__2011:__

1st Grant Options pending at the end of the fiscal year ended on 12/31/2013	Statutory Executive Board
No. of members	9
Options which cannot yet be exercised	
Quantity	**1,667,215**
Date due to be able to be exercised	1/3 on 5/Aug/2012; 1/3 on 5/Aug/2013 and 1/3 on 5/Aug/2014
Maximum term for the exercise of the options	5/Aug/2017
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	8.84
Fair value of stock options on the last day of the fiscal year	**R$ 5,818,580.35**
Options to exercise	
Quantity	0
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	N/A
Fair value of total stock options on the last day of the fiscal year	**R$ 5,818,580.35**

13.8. Concerning the exercised options and the shares transferred in relation to the stock based compensation of the Board of Directors and the Statutory Executive Board, for the last three fiscal years, prepare a table with the following content:

Below there are the informations related to the exercise of options in 2014. For the fiscal years 2013 and 2012 there were no options exercised.

Exercised options – Fiscal year ended on 12/31/2014	Board of Directors	Statutory Executive Board
No. of members	9	8
Exercised Options	N/A	2,088,629
Number of stocks	N/A	2,088,629
Weighted average strike price	N/A	7.8
Difference between the strike price and the Market value of the stocks related to the exercised options	N/A	4.42
Stocks granted	N/A	N/A
Number of granted strocks	N/A	N/A
Weighted average aquisition price	N/A	N/A
Difference between the aquisition price and the Market value of the stocks acquired	N/A	N/A

13.9. Summary description of the information required for the understanding of the data disclosed in item 13.6 to 13.8, as explanation of the pricing method of the value of the shares and options, indicating, at least:

The criteria used for determination of the strike price base is the weighted average by the financial volume negotiated in a period prior to the start date for measurement of performance, defined by the Board of Directors.

For the 1st and 3rd Grants of the 2011 – 2013 Plan and for the 1st Grant of the 2014-2016 Plan, the 30 days prior to the measurement date have been used, whereas for the 2nd Grant, the 02 months before it.

We shall use the Monte-Carlo model to calculate the fair value of options, taking into account 6 years of volatility history (corresponding to the term of options) and a risk free rate renowned and accepted by the market. The same process is applied to shares which are part of the comparative market index, so as to set a price for the readjustment of exercise base price, according to the plan.

13.10. Regarding pensions plans in force granted to the members of the board of directors and of the statutory executive board, provide the following information as a table:

Fiscal Year 2014	Board of Directors	Fiscal Council	Statutory Executive Board
Quantity of members	4.0	3.0	7.8
Retirement plan participants	N/A	N/A	5.6
Plan name	N/A	N/A	TIM Supplementary Retirement Plan
Number of managers ready for retirement	N/A	N/A	N/A
Conditions for early retirement	N/A	N/A	N/A
Values in R$ of the sponsor's contributions	N/A	N/A	431,997

In addition to the aforementioned members of the Board of Directors, there is still an amount equivalent to 5.0 members who fully abdicated from their compensation during the fiscal year of 2014.

h. whether there is the possibility of early redemption, and under which conditions

Under this plan all employees are eligible and can subscribe at any time as long as within the period agreed between TIM and Itaú Previdência Privada.

During the course of the contributions, the redemption of part of the contribution of the employee can be made at any time. In the case of partial redemption, the employee shall lose the right to the proportional sum provided by the company. Full redemption of the Basic Contribution shall only be possible in the event the plan is cancelled.

In case the employee is terminated, prior to completing all conditions to be eligible for the benefit, the employee shall have the right to 100% of its contributions and, as for TIM's contributions, according to the percentage scale where after 3 years in the Company the employee would have the right to 30% and after 10 years 100%.

13.12. Describe the contractual arrangements, insurance policies or other instruments structuring the compensation mechanisms or indemnity to the managers in case of destitution of position or retirement, appointing the financial consequences to the issuer

The agreements signed with the Officers who are part of the Statutory Executive Board are based on specific negotiations considering the relevance of the position and the Officer. For the expats, there are no mechanisms of compensation or indemnity, in case of destitution of the position. For the Brazilian Officer currently in the Statutory Executive Board, there shall also be no financial guarantee.

Furthermore, there are no special hiring for the Board of Directors or the Fiscal Council providing any special mechanisms of compensation or indemnity in the event of destitution of the position or retirement.

13.13. In relation to the last 3 fiscal years, appoint the percentage of the total compensation of each body recognized in the result of the issuer referring to the members of the board of directors, of the statutory executive board or of the fiscal council which are related to the parent companies, direct or indirect, as defined by the accounting rules addressing this matter

With relation to the members of the Board who are related to the parents, both direct and indirect, we point out below the total compensation by body set forth in the Company's results for the fiscal year of 2012, 2013, and 2014:

	Percentage of compensation recognized in the income of		
Administrative Body	2012	2013	2014
Administrative Body	100%	100%	100%
Board of Directors	100%	100%	100%
Statutory Executive Board	100%	100%	100%
Fiscal Council	100%	100%	100%

13.14. In relation to the last 3 fiscal years, indicate the values recognized in the result of the issuer as compensation of members of the board of directors, of the statutory executive board or of the fiscal council, grouped by body, for any reason other than the position they hold, such as commissions and consulting services

We have not paid and will not pay any compensation for the fiscal years ended on December 31, 2012, 2013, and 2014 to the members of the Board of Directors, Statutory Executive Board or Fiscal Council, for any reason other than for the positions they hold.

13.15. In relation to the last 3 fiscal years, indicate the values recognized in the income of the parent companies, direct or indirect, of companies under common control and the subsidiaries of the issuer, as compensation of members of the board of directors, of the statutory executive board or of the fiscal council of the issuer, grouped per body, specifying what title such values were attributed to such individuals

The Statutory Executive Board has its compensation recognized in the subsidiary TIM Celular S.A, with the exception of 1 (one) officer which has its compensation supported by TIM Participações S.A. . The member of the Fiscal Council and Board of Directors are paid by TIM Participações S.A..

Statutory Executive Board	Fiscal Year ended on 12/31/2012	Fiscal Year ended on 12/31/2013	Fiscal Year ended on 12/31/2014
Annual Total Compensation	**11,175,096.44**	**13,820,265.88**	**15,479,788**
Annual fixed compensation	**6,171,876.15**	**8,020,637.83**	**8,784,000**
Salary or compensation for work	5,469,155.53	6,895,475.65	7,542,123
Direct and Indirect Benefits	702,720.62	1,125,162.19	1,241,877
Participation in committees	n/a	n/a	n/a
Other	n/a	n/a	n/a
Variable compensation	**2,228,268.14**	**2,770,455.17**	**3,232,259**
Bonus	2,228,268.14	2,770,455.17	**3,232,259**
Profit Sharing	n/a	n/a	n/a
Participation in Meetings	n/a	n/a	n/a
Commissions	n/a	n/a	n/a
Other	n/a	n/a	n/a
Post-Employment Benefits	n/a	n/a	n/a
Benefits for the termination of the term of office	n/a	n/a	n/a
Compensation based on shares	**2,774,952.14**	**3,029,172.88**	**3,463,529**

Board of Directors*	Fiscal Year ended on 12/31/2012	Fiscal Year ended on 12/31/2013	Fiscal Year ended on 12/31/2014
Annual Total Compensation	**826,000**	**596,800**	**948,300**
Annual fixed compensation	**826,000**	**596,800**	**913,300**
Salary or compensation for work	826,000	596,800	913,300
Direct and Indirect Benefits	n/a	n/a	n/a
Participation in committees	n/a	n/a	n/a
Other	n/a	n/a	n/a
Variable compensation	**n/a**	**n/a**	**35,000**
Bonus	n/a	n/a	**n/a**
Profit Sharing	n/a	n/a	n/a
Participation in Meetings	n/a	n/a	35,000
Commissions	n/a	n/a	n/a
Other	n/a	n/a	n/a
Post-Employment Benefits	n/a	n/a	n/a
Benefits for the termination of the term of office	n/a	n/a	n/a
Compensation based on shares	**n/a**	**n/a**	**n/a**

*In 2014, includes the compensation paid to 1 (one) specialist member.

Fiscal Council	Fiscal Year ended on 12/31/2012	Fiscal Year ended on 12/31/2013	Fiscal Year ended on 12/31/2014
Annual Total Compensation	**637,500**	**654,000**	**606,667**
Annual fixed compensation	**637,500**	**654,000**	**606,667**
Salary or compensation for work	637,500	654,000	606,667
Direct and Indirect Benefits	n/a	n/a	n/a
Participation in committees	n/a	n/a	n/a
Other	n/a	n/a	n/a
Variable compensation	**n/a**	**n/a**	**35,000**
Bonus	n/a	n/a	**n/a**
Profit Sharing	n/a	n/a	n/a
Participation in Meetings	n/a	n/a	35,000
Commissions	n/a	n/a	n/a
Other	n/a	n/a	n/a
Post-Employment Benefits	n/a	n/a	n/a
Benefits for the termination of the term of office	n/a	n/a	n/a
Compensation based on shares	**n/a**	**n/a**	**n/a**

13.16. Provide other information deemed relevant by the issuer

There is no other information available for this item.

On Extraordinary Shareholders Meeting:

08 – Proposal of Prorogation of the Cooperation and Support Agreement

Cooperation and Support Agreement
Telecom Itália / Brazil

Board of Directors in 03/12/2015

Cooperation and Support Agreement – 2015 - 2016

We are submitting for approval of the Board of Directors and subsequent approval by the Assembly, the "Cooperation and Support Agreement between Telecom Italia and Tim Participações"

Cooperation with Telecom Italia aims to offer the benefits of advanced services, solutions and innovations not yet fully available in the Brazilian market, with limited investments reducing the time to market and the implementation risk.

The projects` value amount s a total of € 11.7 million (in line with 2014) and consists of 66 projects, of which 35 in the Network Department which concentrates 62% of the value (57% in the previous year), reflecting the trend of Capex plan of the company. Also the component of consulting projects increases (68% for 2015, 57% in 2014), compared with outsourcing services (diminishing an 11% compared with 2014), that means a greater transfer of know-how.

As in previous years, we contracted Accenture (through a bidding process), evaluating the pricing of Telecom Italia offer. Accenture issued a "Fairness Opinion", validating the prices of all the services and activities included in the scope of the agreement.

Cooperation and Support Agreement – 2011 - 2015



10.262
5.149
Consulting
50%
5.113
Outsourc. & Other Services
50%
K€
2011
8.000
4.548
Consulting
57%
3.452
Outsourc. & Other Services
43%
2012
10.500
5.998
Consulting
57%
3.684
Outsourc. & Other Services
35%
818
Plug& Play
8%
2013
11.667
6.627
Consulting
57%
5.040
Outsourc. & Other Services
43%
2014-5
11.751
7.247
Consulting
62%
3.794
Outsourc. & Other Services
32%
710
Plug& Play
6%
2015-6

The total 2015/2016 Roadmap Value (11.751 K€) maintains the same value compared with 2014/2015 (11.667 K€).

No increases have been registered in the daily rates (man-day), that remain the same compared with 2014-2015 agreement.

The Roadmap for 2015/2016 2015 includes:

- Increase (+9%) of Consulting Services (7.247 K€ in 2015/2016 versus 6.627 K€ in 2015/2014) and decrease of -25% for the Outsourcing projects (Network and IT: from 5.040 K€ in 2014/2015 to 3.794 K€ in 2015/2016). Consulting weight for 2015/2016 on total projects composition increased in comparison with 2014/2015 (62% versus 57%), with increasing demands of Corporate functions and Network
- In 2015/2016 there are 02 new Plug&Play projects in IT (710 K€), unlike 2014/2015 where no Plug & Play projects in the rodmap;
- "Outsourcing & other services" decrease in terms of weight (32% in 2015/2016 and 43% in 2014/2015).

Cooperation and Support Agreement - Opening by project type and Department

LIVE TIM
Viva essa experiência.

Opening by departament	Valor 2014/15(K€)	2014/15(%)	Valor 2015/16(K€)	2015/16(%)
Network	6.694	57%	7.256	62%
IT	3.333	29%	2.704	23%
Corporate Functions	815	7%	890	7,5%
Marketing	480	4%	501	4%
Customer Relations	220	2%	220	2%
Wholesale	85	0,7%	120	1%
Sales	40	0,3%	60	0,5%
Total	11.667	100%	11.751	100%

- Projects in the Network area increased by 8% to € 7.256K compared to the value of 6,694 K € in 2014/2015;
- There was an increase, particularly Wholesale: 41%, Corporate Functions and Marketing respectively 9% and 4%;
- TI reduced 19%.

Cooperation and Support Agreement – By Project Type

By Project Type	Value 2015/16 (K€)
Consulting	7.247
Outsourcing e outros serviços	3.794
Plug & Play	710
Total	11.751



Plug&Play
6%
Outsourcing
32%
Consulting
62%
Consulting
Outsourcing
Plug&Play

By Department	Value 2015/16(K€)
Network	7.256
IT	2.704
Corporate Functions	890
Marketing	501
Customer Relations	220
Wholesale	120
Sales	60
Total	11.751



Corporate Functions
8%
Customer Operations
1%
Customer Relations
1%
Sales
0%
Wholesale
1%
Marketing
4%
IT
23%
Network
62%
Customer Relations
Sales
Wholesale
Network
IT
Marketing
Corporate Functions
Customer Operations

In terms *of analysis for department:*

- Network demand for Consulting decrease 20%, going from 4.401 K€ in 2014/2015 to 5.277 K€ in 2015/2106;
- Marketing and Corporate Functions Consulting Services increase 4% and 9%. Wholesale increases 41% and Sales 50%, in comparison to 2014/2015. IT decreases 69% and Customer Relations presents no variation.

Cooperation and Support Agreement - Consulting Services

LIVE TIM
Viva essa experiência.

The total amount of Consulting Services can be summarized as follow by involved department: the majority of the Consulting Services is related to Network project (73%).

By Department	Value 2015/16(K€)
Network	5.277
Corporate Functions	890
IT	179
Marketing	501
Customer Relations	220
Wholesale	120
Sales	60
Total	7.247



Sales 1%
Wholesale 2%
Corporate Functions 12%
Customer Operations 1%
Customer Relations 2%
IT 2%
Marketing 7%
Network 73%
Corporate Functions
Customer Operations
Customer Relations
IT
Marketing
Network
Sales
Wholesale

Cooperation and Support Agreement - Consulting Services

LIVE TIM
Viva essa experiência.

Consulting (Value K€)



+67%
-12%
+32%
+10%
+9%
3.077
5.149
4.548
5.998
6.627
7.247
K€
2010
2011
2012
2013
2014/2015
2015/2016

Consulting (Value K€)



Year 2015/16 7.247 K€
New Projects
Renewed Activities
Δ Activities: 979 K€
Renewed Services 2014/2015: 6.268 K€
Δ Price/ Man-day (*): 0
Price/ Man-day(€)

- Network: + 434 K €
- Mktg: + 110 K €
- Customer Relations: +95 K €
- Corporate: + 340 K €

- Network: + 4.843 K €
- Mktg: +391 K €
- Customer Relations: +125 K €
- Corporate: +550 K €
- IT: +179 K €
- Sales: +60 K €
- Wholesale: +120 K €

Total value of Consulting Services in 2015/2016 is consistent in terms of pricing with previous year (2014/2015), even if an increase of 9% has been registered (from 6.627 K€ to 7.247 K€).

Consulting weight for the agreement 2015/2016 (62%) has increased on total projects composition the same in comparison with 2014/2015 (57%), with increasing demands of Network Consulting Services, Corporate Functions, Marketing, Wholesale and Sales and decreasing demands of IT and Customer Relations Consulting Services.

In terms of analysis by department:

- IT demand for Consulting decreases of 69%, going 586 K€ in 2014/2015 to 179 K€ in 2015/2016. Magistratura was renewed and represent the whole amount of this area. Customer Relations decreases 32%, from 220 K€ to 150 K€.
- Network Consulting Services increases 20% (achieved 5.277 K€). Corporate Functions increases 9% (890 K€), while Marketing grows 4% (reached 501 K€) compared with 2014/2015.
- An increase on Sales area is also registered (60K€: 50% more than previous year) and Wholesale, which increases from 85 K € to 120 K€ (41%)
- There is no variation for Customer Relations (220 K€).

(*) Same price for manday of 2012.

Are proposed TI daily rates for "Consulting – like" services in line with standard market prices.

Average daily rate paid by Telecom Italia

Business Consulting Companies Fees: TI (Italy) Price List (**)

€/man day	A	B	C	D	E	F	G	AVG	€/man day	T.I. (***)	T.I. Blended
Gerente Experiente	2.353	1.898	2.008	1.708	1.783	1.670	1.627	1.864		1.085	
Gerente	1.973	1.670	1.658	1.594	1.210	1.290	1.117	1.502		665	916
Consultor Experiente	1.594	1.404	1.059	1.404	732	-	1.063	1.037		490	

Average range – Analysis on Italian rates (****)

€/man day	Min	Max
Average Rate	800	1.400

T.I. taxa: 916

Average range – Analysis on Brazilian rates (****)

€/man day	Min	Max
Average Rate	1.160	3.636

Risco Atenção Normal

TI daily rates and blended rate have been compared both with Consulting Price List at TI and with an average market range. In both cases these daily rates can be considered in line with standard market prices.

(*) Analysis done on the Italian Business Consulting Market because resources involved on this cooperation agreement are from Italy. Brazilian Market price has been included to compare prices TIM Brasil could find for similar services within the Brazilian market.

(**) These values refer to major Business Consulting Firms Price List in Telecom Italia for Italian and Brazilian resources. These values do not consider commercial discount. Values confirmed by TI since 2009. The value of man day for 2015/2016 has been updated with a reduction about 12% to reflect Consulting price's decrease and inflation rate.

(***) Values confirmed by TI also for 2015-2016

(****) Average rate based on Competitive Analysis for Consulting (cross industries) – Source: Accenture Competitors Intelligence. Average rates of the Italian market remains approximately the same, 2013, however the Brazilian market registered an increase of strategy consulting rates.

Cooperation and Support Agreement - Consulting Services
MAN DAYS for Professional

Planned consulting services will involve skilled professional profiles correspondent to following Business Consulting profiles:

- Senior Manager (SM)
- Manager (M)
- Senior Consultant (SC) or Professional

Summarized effort in man days

	Value (K€)	MAN DAYS for Professional				# Projects	T.I. Rate(**)
		Tot.	S.M.	M.	S.C.		
Network (*)	5.277	5.553	555	2.221	2.777	26	-
Of which: Network (internal)	5.087	5.553	555	2.221	2.777	26	916 €/md
Of which: Network (external)	190	-	-	-	-	-	-
Corporate Functions	890	950	324	348	278	10	937 €/md
IT	179	245	-	245	-	1	731 €/md
Marketing	501	564	114	313	137	8	888 €/md
Customer Relations	220	225	71	99	55	4	978 €/md
Wholesale	120	110	38	44	28	2	1.091 €/md
Sales	60	60	20	26	14	1	1.000 €/md
Total (***)	7.247	7.707	1.122	3.296	3.289	52	916 €/md

(*) The Network Consulting value must be split into two components: internal costs related to manpower activities and external costs, related to activities supplied by external vendors, needed to provide specific competences for processes already implementedin TI.
(**)This blended price includes travel & lodge expenses for a total amount of 700 €/man day, alignes with amounts for 2014/2-15.
(***) Consolidated rate

Outsourcing & Other Services – 2015 / 2016

Top projects represents approximately the 95% of all "Outsourcing and Other Services" projects, of which:

- 48% are related to IT Outsourcing Services (1.815K euro)
- 52% are related to Network Services (1.979K euro)
- 70% of the projects refers to TIM Celular (the remaining 30% is related to Intelig). The value refers mainly to maintenance services and licenses for SCTR, RAP, PCS, Regman and Next.

Outsourcing & Other Services	Value 2015/16(K€)
Interconnection Billing SCTR	725
Revenue Assurance (RAP)	510
Security PCS	580
O&M Support for Regman	676
O&M Support for Next	479
Vas Evolution	105
O&M for TGDS	246
Guitar 2G/3G – License	138
TGDS – License	168
O&M for SANS (*)	56
SANS – License (*)	47
Erato – License (*)	65
Total	3.794



VAS EVOLUTION 3%
Erato License 2%
Guitar License 4%
Interconnection Billing 19%
Next 13%
Regman 18%
Revenue Assurance Package
SANS License FEE 1%
SANS O&M SUPPORT 1%
Security - PCS Project 15%
TGDS License FEE 4%
TGDS O&M SUPPORT 7%
Erato License
Guitar License
Interconnection Billing
Next
Regman
Revenue Assurance Package
SANS License FEE
SANS O&M SUPPORT
Security - PCS Project
TGDS License FEE
TGDS O&M SUPPORT

Outsourcing & Other Services

"Outsourcing and other services" projects refer mainly to 02 service groups:

- *IT systems corrective maintenance with staff located in Italy (eg. TGDS);*
- *Corrective and evolutionary maintenance for Network and IT applications that are part of the current TIM architecture (eg. RAP).*

For IT services an increase of 23€/md can be observed on Italian rates; there was no changes for Brazilian rates.

A reduction of 14% can be seen in Outsourcing services in the Network area, represented mainly by reducing the efforts in the existing maintenance projects (VAS, TGDS, SANS), despite the increased effort in Regman and Next projects.

Referring to IT area, a value decrease is register in comparison to 2014/2015 (-34%), by projects number decrease (25%) and effort reduction to maintain existing RAP platform, SCTR and PCS (-35%).


Outsourcing and Other Serv.(Value K€)
-9.7%
-32%
+7%
+37%
-25%
5.660
4.836 (85%) IT
825 (15%) Network
(54%)
5.113
4.350 (85%) IT
763 (15%) Network
(50%)
3.452
2.588 (75%) IT
864 (25%) Network
(43%)
3.684
2.588 (70%) IT
1.096 (30%) Network
(34%)
5.040
2.747 (55%) IT
2.293 (45%) Network
(43%)
3.794
1.815 (48%) IT
1.979 (52%) Network
(32%)
2010
2011
2012
2013
2014/2015
2015/2016


Outsourcing and Other Serv.(Value K€)
Year 2015/16 Value 3.794K€
Renewed Services (3.794 k€)
Decreased services from 2014/2015: +1.246 K€
IT: -932 K€ (effort reduction for SCTR, RAP, PCS maintenance)
Ntw: -314 K€ (effort reduction for VAS, TGDS, SANS maintenance)
Δ Unit Price: 23€/md (2014/2015, just for IT)
Unit Price (€)

Cooperation and Support Agreement - Outsourcing Services

Price Comparison – Outsourcing Network (Accenture methodology)

LIVE TIM
Viva essa experiência.

Proposed services have been valorized using the following blended daily rates for internal resources:

€/ man day	Value
T.I. Internal (*)	304

Proposed daily rates are in line with standard market prices.

Average range – Analysis on Italian rates (**)

€/ man day	Min	Max
Average rates	297	440

Average range – Analysis on Brazilian rates (**)

€/ man day	Min	Max
Average rates	232	776

TI daily rates have been compared with an average range for similar services assessed on the market.
Daily rates can be considered in line with standard market prices.

(*) Average daily rates derived from figures provided by Network. There are no details on applied pyramids and involved seniority level.
(**) These values refer to cross-industry benchmark data on Italian firms. These daily rates have to be considered average values because elements such as industry trends, applied technology, usage of Off-shore site, agreed terms and conditions may impact on final applied rates.
(***) Brazilian rates have been inserted to evaluate prices available for TIM in the brazilian Market, considering TIM Price list for 2014.

Risco Atenção Normal

LIVE TIM
Viva essa experiência.

Outsourcing and Other services – Information Technology

Proposed services have been valorized using the following blended daily rates for internal resources:

€/ man day	Value
T.I. Internal (*)	407

Proposed daily rates are in line with standard market prices.

Average range – Analysis on Italian rates (**)

€/ man day	Min	Max
Average rates	350	500

Average range – Analysis on Brazilian rates (***)

€/ man day	Min	Max
Average rates	300	702

TI daily rates have been compared with an average range for similar services assessed on the market.
Daily rates can be considered in line with standard market prices.

(*) Average gross daily rates derived from figures provided by IT for medium/high seniority levels. There are no details on overall applied pyramids.
(**) These values refer to cross-industry benchmark data on Italian firms. These daily rates have to be considered average values because elements such as industry trends, applied technology, usage of Off-shore site, agreed terms and conditions may impact on final applied rates.
(***) Brazilian rates have been inserted to evaluate prices available for TIM in the Brazilian Market, considering TIM Price List for 2014.

Risco Atenção Normal

Evaluation and market price comparison - Plug & Play

Unlike 2014, which was identified no projects in this area, two projects were related to "Plug & Play" in 2015/2016: NET Security and Virtual CRC, related to Information Technology services to TIM Celular.

Plug & Play (*)	Value 2015/16(K€)
NET Security	410
Virtual CRC	300
Total	710



NET-SEC
58%
Virtual CRC
42%
NET SEC
Virtual CRC

(*) The Plug & Play solution project involves a high level of customization, so it is recommended that customer satisfaction is monitored. A dedicated process should be established and defined by TIM.



11.667
11.751
K€
Consulting
Outsourcing & Other Services
710
Plug& Play 6%
2014-2015
Plug& Play 0%
2015-2016
100% TI



N° of services
2014/2015
2015/2016
Virtual CRC
Net Security
Δ Services TI: 710 K€
Unit Price (€)
Unit Price (€)
Δ Unit Price: 0

Conclusion



- Cooperation Agreement Evolution -
16000
14000
12000
10000
8000
6000
4000
2000
0
14.521
8.632
10.512
8.890
10.262
8.000
10.500
11.667
11.751
2007
2008
2009
2010
2011
2012
2013
2014/2015
2015/2016
Consulting
Outsourcing&Other Services
Plug&Play
Total

FORECAST 2014 x YTD

AREA	Budget 2014 - Cfe. Roadmap (Euro)		Accomplished 2014 (Euro)	Budget / Accomplished	Canceled
	Jan/14 – Dez/14	Jan/15 – Abr/15			
TIM BRASIL COMMERCIAL	565.000	-	566.265	100%	-
TIM BRASIL CORPORATE	815.000	-	735.595	90%	80.000
INFORMATION TECHNOLOGY	2.588.000	745.254	2.588.000	100%	-
NETWORK	3.559.901	230.856	3.559.901	100%	-
TIM FIBER	170.000	-	151.865	89%	-
INTELIG	90.000	-	91.000	101%	-
NETWORK INTELIG	1.764.034	-	1.764.034	100%	-
NETWORK INTELIG REGMAN & NEXT	949.743	188.723	949.743	100%	-
TOTAL 2014 / 2015	10.501.678	1.164.833	10.406.403	99,10%	-
TOTAL GENERAL	-	11.666.511	-	-	-

✓ 99% accomplished based on the amount budgeted in 2014 and as agreed on ROADMAP;

EIGHTH AMENDMENT

TO THE

COOPERATION AND SUPPORT AGREEMENT

EIGHTH AMENDMENT TO THE COOPERATION AND SUPPORT AGREEMENT

This Eighth Amendment to the Cooperation and Support Agreement (the "**Eighth Amendment**") is made this _____day of _______ 2015, by and between:

Telecom Italia S.p.A., an Italian corporation, with its head office located in the City of Milan, Italy, at Via Gaetano Negri, 1, 20123, registered with the Italian Register of Companies under number 00488410010 (hereinafter referred to as "**TI**;

and

TIM CELULAR S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of São Paulo, State of São Paulo, at Avenida Giovanni Gronchi, nº 7143, Brazil, registered with the National Register of Legal Entities (C.N.P.J.) under number 04.206.050/0001-80, (hereinafter referred to as "**TIM CELULAR**"), **INTELIG TELECOMUNICAÇÕES LTDA** a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua Fonseca Teles, nº 18, A30, Bloco B, Térreo, São Cristóvão , registered with the National Register of Legal Entities (C.N.P.J.) under number 02.421.421/0001-11 (hereinafter referred to as "**INTELIG**");

For the purposes hereof TI, TIM CELULAR, and INTELIG shall each individually be referred to as a "**Party**" and collectively be referred to as the "**Parties**".

and as intervening party

TIM PARTICIPAÇÕES S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, nº 3434, 7º floor, Barra da Tijuca, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.558.115/0001-21, (hereinafter referred to as "TIM PART");

WHEREAS, TI, TIM CELULAR, TIM PART and TIM Nordeste S.A., as of the 30th of May 2007, executed the Cooperation and Support Agreement (the "**Cooperation and Support Agreement**") for the provision of different kind of services and/or the granting of software licenses, by TI to TIM CELULAR and TIM Nordeste S.A., in the areas of *inter alia* Network, Information Technology and Marketing and Sales;

WHEREAS, on the 8th April 2008, the 22nd April 2009, the 25th of May 2010, the 6th of May 2011, the 24th of April, 2012, the 2013 and the 2nd of January 2014, TI, TIM

CELULAR, TIM Nordeste S.A. (this latter only with respect to the First Amendment and the Second Amendment) INTELIG, TIM Fiber SP Ltda, TIM Fiber RJ S.A. (these last three companies only with respect to the Fifth Amendment) and TIM Part, the latter as intervening party, entered into, respectively, a First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment and the Seventh Amendment to the Cooperation and Support Agreement, whereby they agreed upon to extend the Term of the Cooperation and Support Agreement from its Initial Term until 30th of April 2015 and determined the Road Map applicable for the years 2008, 2009, 2010, 2011, 2012, 2013 and 2014 (and partially 2015);

WHEREAS, effective as of the 30th of December, 2009, INTELIG became a wholly owned subsidiary of TIM PART and therefore a company indirectly controlled by TI;

WHEREAS, effective as of the 31st of December, 2009, TIM Nordeste S.A. has been merged into its direct controlling company TIM CELULAR;

WHEREAS, on the 31st of October, 2011, TIM CELULAR acquired the full Control over TIM Fiber SP Ltda. and TIM Fiber RJ S.A., which became therefore companies indirectly controlled by TI;

WHEREAS, on the 29th of August, 2012, TIM Fiber SP Ltda and TIM Fiber RJ S.A. have been merged into their controlling company TIM CELULAR;

WHEREAS, according to the Seventh Amendment to the Cooperation and Support Agreement, the Term of the Agreement expired on the 30th of April 2015;

WHEREAS, TIM CELULAR and INTELIG are willing to continue availing of TI's support and expertise, being provided by TI with services support and license in some core areas of the telecommunication business also beyond the above mentioned expiration date, by further extending the Term of the Cooperation and Support Agreement for an additional twelve months period;

WHEREAS, the further extension of the Term of the Cooperation and Support Agreement as contemplated herein has been duly authorised by each Party's corporate bodies and competent officers, in compliance with the best corporate governance rules and practice to them applicable;

NOW, THEREFORE, the Parties hereto, in consideration of the foregoing premises which form an integral and substantial part of this instrument, agreed to execute this Eighth Amendment to the Cooperation and Support Agreement under the following terms and conditions.

1. Definitions and Interpretation.

1.1 The definitions contained in the Cooperation and Support Agreement and its Annexes shall apply to this Eighth Amendment (except where any term is specifically defined herein or the context otherwise requires).

1.2 This Eighth Amendment modifies the Cooperation and Support Agreement according to the terms and conditions set forth below. Except as expressly provided in this Eighth Amendment, no other term or condition set forth in the Cooperation and Support Agreement and its Annexes is modified, amended or altered by this Eighth Amendment.

1.3. Each reference in the Cooperation and Support Agreement or hereunder to "this Agreement", "hereunder", "hereof", "herein" or words of like import referring to the Cooperation and Support Agreement, shall mean and be a reference to the Cooperation and Support Agreement as amended pursuant to this Eighth Amendment.

1.4 Each reference in the Agreement to "Company" or "Companies" shall mean a reference, individually or collectively, as the case may be, to TIM CELULAR INTELIG and TIM PART.

1.5 Each reference in the Agreement to "Party" or "Parties" shall mean a reference, individually or collectively, as the case may be, to TI, TIM CELULAR INTELIG and TIM PART.

2. Amendment to the Agreement.

2.1 Inclusion of contracting party. The Parties agreed to include TIM PART as contracting party, and for this reason, the preamble of the Cooperation and Support Agreement will be effective as follows:

"Telecom Italia S.a.A., an italian corporation, with its head office located in the City of Milan, Italy, at Via Gaetano Negri, 1, 20123, registered with the Italian Register of Companies under number 00488410010 (hereinafter referred to as "TI");

and

Tim Celular S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of São Paulo, State of São Paulo, at Avenida Giovanni Gronchi, nº 7143, Vila Andrade, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 04.206.050/0001-80, (hereinafter referred to as "TIM CELULAR"), Intelig Telecomunicações Ltda, a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Fonseca Teles, nº 18, A30, bloco B,

térreo, São Cristóvão, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.421.421/0001-11, (hereinafter referred to as "INTELIG"), and Tim Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, nº 3434, 7º floor, Barra da Tijuca, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.558.115/0001-21, (hereinafter referred to as "TIM PART");

For the purposes hereof TI, TIM CELULAR, INTELIG and TIM PART shall each individually be referred to as a "Party" and collectively be referred to as the "Parties"."

2.2 Extension of the Term of the Agreement. The Parties hereby agree to extend the Term of the Agreement, which expired on the 30th of April 2015, by establishing that the Agreement shall continue in full force and effect for a further twelve months period, until 30th of April 2016 (the "**Extended Term**").

Projects' Price Cap for the Extended Term. The Parties agree to amend sub-section 5.1 of the Agreement setting forth that, during the Extended Term the Projects to be agreed upon between the Parties in connection with the Agreement shall not exceed the total amount of **€ 11.750.764** (Eleven million seven hundred fifty thousand seven hundred and sixty four Euro) (the "**Projects' Price Cap for the Extended Term**").

2.3 Road Map for the Extended Term. Prior to the execution of this Eighth Amendment, the Companies have been provided by TI with a new Road Map which relates to the Extended Term, aiming at allowing the identification and evaluation of the possible Projects that the Companies may elect to pursue during the Extended Term. Such new Road Map for the Extended Term, has been further implemented in consultation between TI and the Companies and, by the execution of this Eighth Amendment, it is finally agreed between the Parties in the version which is enclosed hereto as Annex I ("**Road Map for the Extended Term**"). The Road Map for the Extended Term will be used for the purposes set out in Section 3.1.1 of the Agreement.

2.4 For the Extended Term agreed herein, each reference in the Agreement to the terms "Projects' Price Cap", "Road Map", "Term" and "Annex VII", shall be intended as a reference made to "Projects' Price Cap for the Extended Term", "Road Map for the Extended Term", "Extended Term" and "Annex I", respectively, as defined in this Eighth Amendment.

2.5 Notwithstanding anything to the contrary contained in the Cooperation and Support Agreement and in particular in Section 3.8 thereof, the Parties hereby acknowledge and agree that certain Projects may be performed by certain TI's Affiliates and/or certain third parties (other than the Companies) and their personnel, as subcontractors of TI, provided however that TI will

remain fully and entirely responsible for any and all activities performed by such Affiliates and/or such third parties.

2.6 The Parties acknowledge and agree that, for all that is not expressly provided in this Eighth Amendment to the contrary, the provisions contained in the Agreement shall remain in full force and effect and shall apply.

3. **Governing Law.**

This Eighth Amendment shall be governed by the laws of Italy. The provisions of Section 10 of the Cooperation and Support Agreement shall apply to this Eighth Amendment and are incorporated herein by reference, *mutatis mutandis*.

TELECOM ITALIA S.P.A.
By:
Title:

TIM CELULAR S.A.
By:
Title:

INTELIG TELECOMUNICAÇÕES LTDA
By:
Title:

TIM PARTICIPAÇÕES S.A.
By:
Title:

Witnesses:

By:

By: